Exhibit 99.2

Notice of Annual General Meeting of Shareholders and Management Proxy Circular To be held virtually on Wednesday, January 29, 2025, at 11:00 a.m. (Eastern Standard Time) These materials are being sent to both registered and non-registered owners of shares. Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners. Please return your voting instructions as specified in the request for voting instructions.

Table of Contents

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	I

LETTER TO SHAREHOLDERS	II

GENERAL INFORMATION	1

ATTENDING THE VIRTUAL MEETING	1

SUBMITTING QUESTIONS	1

NOTICE AND ACCESS	1

PROXIES	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	2

HOW TO VOTE	3
Registered Shareholders	3
Non-Registered Shareholders	3
Voting in Advance of the Meeting	3
By Internet	4
By Phone	4
By Mail	4
Voting at the Meeting	4
Changing Your Vote	4

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES	5
Class A Shares and Class B Shares	5
Voting Rights	5
Subdivision or Consolidation	5
Rights upon Liquidation	5
Conversion Rights of Class A Shares in Specific Circumstances	5
Conversion of Class B Shares	5
Issuance of Class B Shares	5
Dividends	6
Amendments	6
Rank	6
First Preferred Shares	6
Second Preferred Shares	6
Normal Course Issuer Bid	6
Principal Holders of Class A Shares and Class B Shares	7

BUSINESS TO BE TRANSACTED AT THE MEETING	8

NOMINEES FOR ELECTION AS DIRECTORS	9

REPORT OF THE HUMAN RESOURCES COMMITTEE	17

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS	17
Executive Compensation Process for the 2024 Fiscal Year	17
The Human Resources Committee of the Board of Directors	17
Executive Compensation Related Fees	19
Composition of Comparator Groups	19
Executive Compensation Components	19
Base Salary	20
Short-Term Incentive Plan – Profit Participation Plan	20
Performance Factors	21
Long-Term Incentive Plans	22
Share Option Plan	22
Share Unit Plan	22
Award Date Fair Value	23
Performance Factors and Vesting Conditions	23
Long Term Incentive Plan Awards in Fiscal 2024	24
Total At Risk Compensation and Actual Payouts	24
Incentive Plan Awards – Value Vested or Earned During the Year	25
Performance Graph	26
Defined Contribution Pension Plan and Deferred Compensation Plan	27
Defined Contribution Pension Plan	27
Deferred Compensation Plan	27
Compensation of Named Executive Officers	28

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR

Summary Compensation Table	28

KEY FEATURES OF CGI’S LONG-TERM INCENTIVE PLANS	29
Share Option Plan	29
Blackout Periods	30
Extensions for Length of Service	30
Amendments to Share Option Plan	30
Equity Compensation Plan Information as at September 30, 2024	30
Share Unit Plan	31
Blackout Periods	31
Termination Benefits	32

COMPENSATION OF DIRECTORS	32
Board of Directors and Standing Committee Fees	32
Directors’ Compensation Table	32
Deferred Stock Units Plan and Deferred Stock Units Granted to Directors	33
Stock Options Held by Directors	33
Incentive Plan Awards – Value Vested or Earned During the Year	33
Additional Disclosure Relating to Directors and Named Executive Officers	34

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE	34

CORPORATE GOVERNANCE PRACTICES	34
CGI’s Shareholders	34
Shareholder Satisfaction Assessment Program	35
Environmental, Social and Governance	35
Corporate Governance and Diversity	38
Majority Voting Policy	39
Clawback Policy	39
Insider Trading and Blackout Periods Policy	39

MANDATE, STRUCTURE AND COMPOSITION OF THE BOARD OF DIRECTORS	40
Board of Directors and Committee Charters	40

ROLE AND RESPONSIBILITIES OF THE FOUNDER AND EXECUTIVE CHAIRMAN OF THE BOARD AND OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER	40

ROLE AND RESPONSIBILITIES OF THE LEAD DIRECTOR AND STANDING COMMITTEE CHAIRS	41
Lead Director	41
Standing Committee Chairs	41

SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS	41

CRITERIA FOR TENURE ON CGI’S BOARD OF DIRECTORS	42
Independence	42
Expertise and Financial and Operational Literacy	42
Attendance at Board, Standing Committee and Special Committee Meetings	44
Share Ownership Guideline for Directors	44
Availability and Workload	45
Conflicts of Interest	46
Director Orientation and Continuing Education Program	46
New Director Orientation	46
Continuing Education Program	46
2024 Continuing Education Presentations	47
Self-Assessment and Peer Review	47
Retirement Age and Director Term Limits	47

NOMINATION PROCESS FOR THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS	48
Board of Directors	48
Succession Planning for Executive Officers	48

BOARD OF DIRECTORS PARTICIPATION IN STRATEGIC PLANNING	48

GUIDELINES ON TIMELY DISCLOSURE OF MATERIAL INFORMATION	49

CODES OF ETHICS	49

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE	50

EXTERNAL AUDITOR	50

AUDITOR INDEPENDENCE POLICY	50

PERFORMANCE OF SERVICES	51

GOVERNANCE PROCEDURES	51

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MANAGEMENT AND COMMITTEE RESPONSIBILITIES	51

ANNUAL EXTERNAL AUDITOR ASSESSMENT	51

FEES OF THE EXTERNAL AUDITOR	52

RELATED PARTY TRANSACTIONS	52

OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS	52

ADDITIONAL INFORMATION	52

SHAREHOLDER PROPOSAL	53

APPENDIX A	54

STOCK OPTIONS AND SHARE-BASED AWARDS HELD BY NAMED EXECUTIVE OFFICERS	54

APPENDIX B	56

STOCK OPTIONS AND SHARE-BASED AWARDS HELD BY DIRECTORS	56

APPENDIX C	59

SHAREHOLDER PROPOSAL	59

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR

Notice of Annual General Meeting of Shareholders

Date, Time and Place

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of CGI Inc. (“CGI” or the “Company”) will be held virtually on Wednesday, January 29, 2025, at 11:00 a.m. (Eastern Standard Time) via live webcast at https://www.icastpro.ca/q0jsqn. Shareholders will not be able to attend the Meeting in person, but will have the opportunity to participate in real time and vote at the Meeting virtually in the manner set forth in CGI’s Management Proxy Circular, through a web-based platform, regardless of their geographic location.

Business to Be Transacted at the Meeting

1.	To receive the report of the directors, together with the Annual Audited Consolidated Financial Statements of the Company and the report of the auditor for the fiscal year ended September 30, 2024;
2.	to elect directors;
3.	to appoint the auditor for the fiscal year of the Company ending September 30, 2025, and authorize the Audit and Risk Management Committee to fix its compensation; and
4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Attendance and Voting by Shareholders at the Meeting

By logging on to https://www.icastpro.ca/q0jsqn and following the instructions set forth in the Management Proxy Circular, shareholders will be able to attend the Meeting live, submit questions and vote their shares while the Meeting is being held.

Only shareholders shown on the register of shareholders of CGI at the close of business on December 2, 2024, and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders), will be entitled to vote at the Meeting during the live webcast. CGI’s register of shareholders is kept by its transfer agent, Computershare Investor Services Inc.

Registered and non-registered shareholders entitled to vote at the Meeting may vote by proxy in advance of the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting and ask questions, but will not be able to vote. Guests will be able to attend the Meeting but will not be able to submit questions nor vote their shares (if any).

Proxy Voting

Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Eastern Standard Time, on Tuesday, January 28, 2025.

We wish to have as many shares as possible represented and voted at the Meeting. For this reason, and regardless of whether you are able to attend the Meeting via the live webcast, shareholders are strongly encouraged to complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable, in accordance with the instructions set out on such form and in the Management Proxy Circular or, alternatively, vote by phone or vote using the internet. Instructions on how to vote by phone or by using the internet are provided on the form of proxy or voting instruction form and in the Management Proxy Circular.

CGI has opted to use the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Meeting. Instead of receiving the enclosed Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions on how to access the remaining Meeting materials online. CGI’s Management Proxy Circular and other relevant materials are available on the internet at www.envisionreports.com/gib2024 as well as on the Canadian Securities Administrators’ website at www.sedarplus.ca. The webcast will be temporarily archived on the Company’s website afterwards.

If you are a registered shareholder or a non-objecting beneficial owner and have any questions regarding this Notice of Meeting, the Notice and Access procedures or the Meeting, please contact Computershare Investor Services Inc. at 1-866-962-0498 (Canada and U.S.) or +1-514-982-7555 (international). If you are an objecting beneficial owner, please contact Broadridge Investor Communications Corporation toll free at 1-877-907-7643 (Canada and U.S., in English or French), or at +1-303-562-9306 (international, in French) or at +1-303-562-9305 (international, in English).

Montréal, Quebec

Dated December 2, 2024

By order of the Board of Directors,

Benoit Dubé

Executive Vice-President, Legal and Economic Affairs, and Corporate Secretary

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Letter to Shareholders

Dear fellow shareholders,

For many of CGI’s clients, navigating accelerating changes have become the new “business as usual” given continually evolving macroeconomic and geopolitical market dynamics. In Fiscal 2024, our outstanding team of consultants around the world provided sound advice, expertise, and end-to-end services as trusted partners to help clients drive their outcomes-focused agenda: driving business transformation in balance with cost control and efficiency gains.

Our team, whom we refer to as CGI Partners as they are company owners and embody partnership behaviors, helped achieve strong results on behalf of our three stakeholders. Earnings expanded through a higher recurring revenue mix as well as proactive operational excellence actions, and cash from operations remained robust as a result of sustained quality delivery for clients. We also announced that the CGI Board of Directors approved a dividend program as an additional mechanism to expand our investor base in line with our revenue mix and to return value to our shareholders, including the 87% of CGI Partners who are shareholders.

This year, CGI closed three mergers to deepen our metro market presence and continue to accelerate value for our stakeholders, including Miami-based Momentum Consulting to expand our digital and data offerings in the manufacturing, retail, and distribution sectors; the credit union business of Celero to expand our services to more than two-thirds of credit unions across Canada; and Aeyon in CGI Federal to deepen our digital and AI-based offerings for national security and civilian agency clients.

In addition, we continued to advance our Environmental, Social and Governance (ESG) strategy—which aligns with the United Nations Global Compact’s 10 principles and the Science Based Target Initiative (SBTi)—as key to achieving long-term business value for each of our stakeholders.

Turning to fiscal year 2025, our business plan includes ongoing and new investments in our end-to-end services to enable our CGI Partners to tailor the most relevant solutions to achieve the business and mission outcomes clients seek. This includes evolving our client partnership models in managed services, investing in our IP business solutions portfolio, and providing actionable advice and implementation capabilities through our business and strategic IT consulting and systems integration services. In addition, we will continue to invest in expanding our AI capabilities—our clients’ top innovation investment priority—and in M&A to accelerate the depth and breadth of our capabilities across our geographic segments.

We remain committed to maintaining the best equilibrium among our three stakeholders. We are well positioned as one of the few leading global firms with the scale, reach, insights, and capabilities to help clients deliver the outcomes they require from their digital investments.

We would like to recognize George D. Schindler who retired as of September 30, 2024, following a nearly 40-year career at CGI. We thank him for his leadership in guiding our company, most recently as President and CEO, and look forward to continuing to benefit from his advice as a CGI director. We also thank André Imbeau and Michael E. Roach who resigned from their roles as members of the Board of Directors earlier this year. We are grateful for their guidance through many years of leadership at CGI and on the Board.

Thank you to our stakeholders: our clients for trusting us as their partner and expert of choice, our 90,250 CGI Partners for their talent and commitment to achieving outstanding results, and to you, our fellow shareholders, for your confidence in our company.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	ii

General Information

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI Inc. (“CGI” or the “Company”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Company which will be held virtually, via live webcast, on January 29, 2025, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as at September 30, 2024, all other information is provided as at December 2, 2024, and all currency amounts are shown in Canadian dollars.

We encourage you to read our annual Management’s Discussion and Analysis, Annual Audited Consolidated Financial Statements, and this Management Proxy Circular to become better acquainted with CGI. We are confident that, as you come to know us, you will appreciate the strength of our commitment to our three stakeholders, including you, our shareholders.

Attending the Virtual Meeting

To attend the Meeting, registered and non-registered shareholders will need to login on to https://www.icastpro.ca/q0jsqn and follow the instructions set forth in this Management Proxy Circular. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to attend the Meeting. The Meeting will begin at 11:00 a.m. (Eastern Standard Time) on January 29, 2025. You should allow ample time to check into the Meeting online and complete the related procedure. It is recommended that you login at least fifteen minutes prior to the Meeting. Attending the Meeting virtually enables shareholders to ask questions in real time. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) can vote at the appropriate times during the Meeting. If you are a non-registered shareholder located in the United States and wish to attend, submit questions or vote at the Meeting, see the heading How to Vote – Non-Registered Shareholders later in this document for additional instructions. Shareholders and duly appointed proxyholders who participate in the Meeting virtually, must be connected to the internet at all times during the Meeting in order to vote when balloting commences and it is their responsibility to ensure connectivity during the Meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholders can attend the Meeting and ask questions by joining the webcast at https://www.icastpro.ca/q0jsqn, but are not able to vote. Guests will be able to attend the Meeting but will not be able to submit questions nor vote their shares (if any).

Submitting Questions

At the Meeting, the Company will hold a live Q&A session to answer written questions submitted either before the Meeting through https://www.icastpro.ca/q0jsqn (using the control number and password (CGI2024) included on the form of proxy or voting instruction form, as applicable) or during the Meeting by shareholders participating via live webcast. Only shareholders and duly appointed proxyholders may submit questions at the Meeting, either before or during the Meeting.

The Chair of the Meeting reserves the right to edit questions or to reject questions deemed inappropriate in accordance with the rules of conduct of the Meeting, which are available at www.cgi.com/en/investors and on the Meeting web page at https://www.icastpro.ca/q0jsqn. Any questions pertinent to the Meeting that cannot be answered during the Meeting due to time constraints will be posted online and answered at www.cgi.com/en/investors. The questions and answers will be available as soon as practicable after the Meeting and will remain available until one week after posting. The Chair of the Meeting has broad authority in all matters pertaining to the Meeting. To ensure that the Meeting is conducted in a timely manner, the Chair of the Meeting may exercise broad discretion with respect to, for example and without limitation, the questions and topics that will be addressed at the Meeting and the amount of time devoted to any question or topic.

Notice and Access

CGI uses the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Annual General Meeting of Shareholders. Instead of receiving this Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions on how to access the remaining materials online. CGI intends to pay for intermediaries to deliver the Notice of Meeting and voting instruction form and other materials to non-objecting beneficial owners and objecting beneficial owners.

This Management Proxy Circular and other relevant materials are available on the internet at www.envisionreports.com/gib2024 as well as on the Canadian Securities Administrators’ website at www.sedarplus.ca. If you would like to receive a paper copy of the materials distributed for the Annual General Meeting of Shareholders by mail, you must request it. Requesting a paper copy is free of charge. Registered shareholders and non-objecting beneficial owners may request a paper copy of the materials by calling Computershare Investor Services Inc. (“Computershare”) toll free at 1-866-962-0498 (Canada and U.S.) or +1-514-982-7555 (international) and entering the control number indicated on the form of proxy or voting instruction form they received with the Notice of Meeting. Objecting beneficial owners may request a paper copy of the materials by calling Broadridge Investor Communications Corporation toll free at 1-877-907-7643 (Canada and U.S., in English or French), at +1-303-562-9306 (international, in French), or at +1-303-562-9305 (international, in English) and entering the control number indicated on the voting instruction form they received with the Notice of Meeting.

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To ensure you receive the materials in advance of the voting deadline and Meeting date, all requests must be received no later than January 15, 2025. If you do request a paper copy of the current materials, please note that another voting instruction form or proxy form will not be sent; please retain the one received with the Notice of Meeting for voting purposes.

To obtain a paper copy of the materials after the Meeting date, please contact CGI’s Investor Relations department by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com or as follows:

Investor Relations

CGI Inc.

1350 René-Lévesque Boulevard West

20th Floor

Montréal, Quebec

Canada

H3G 1T4

Tel.: +1-514-841-3200

Proxies

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail for registered and non-registered shareholders and by e-mail for participants in CGI’s Share Purchase Plan. Proxies may also be solicited personally by e-mail or by phone by employees of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will reimburse brokers and other persons holding shares for reasonable expenses for sending proxy materials to non-registered shareholders in order to obtain voting instructions.

The persons who may be appointed to act under the form of proxy or voting instruction form solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by Computershare by 11:00 a.m., Eastern Standard Time, on Tuesday, January 28, 2025. Proxies may also be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4, Attention: Corporate Secretary, at any time up to and including January 28, 2025, the last business day preceding the date of the Meeting.

The persons whose names are printed on the form of proxy or voting instruction form will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy or voting instruction form. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the form of proxy or the voting instruction form will be voted:

FOR the election as directors of the fourteen persons nominated in this Management Proxy Circular; and

FOR the appointment of PricewaterhouseCoopers LLP as auditor.

Every proxy given to any person in the form of proxy or voting instruction form that accompanies the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies

All shareholders have the right to appoint themselves or any person to act on their behalf at the Meeting other than the persons whose names are printed in the form of proxy or voting instruction form that accompanies the Notice of Meeting. To exercise this right, each shareholder should insert a proxyholder’s name in the space provided for that purpose in the form of proxy or voting instruction form, or provide a revised proxy in proper form appointing the proxyholder. Non-registered shareholders located in the United States must follow the instructions under the heading How to Vote – Non-Registered Shareholders later in this document.

In addition to the first step above, shareholders who wish to appoint a proxyholder (including shareholders who wish to appoint themselves as a proxyholder) must visit https://www.computershare.com/CGI2024 and provide the required proxyholder contact information so that Computershare may provide the proxyholder with a four-letter code via email. Without the four-letter code, proxyholders will not be able to vote at the Meeting. Failure to register a proxyholder online will result in the proxyholder not being able to vote at the Meeting.

The steps described above must be completed prior to 11:00 a.m., Eastern Standard Time, on Tuesday, January 28, 2025, failing which a proxyholder will not be able to vote at the Meeting on the appointing shareholder’s behalf.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. If you are a registered shareholder and you want to revoke your proxy, you may do so by providing a new proxy form to Computershare at any time before 11:00 a.m., Eastern Standard Time, on Tuesday, January 28, 2025. A proxy may also be revoked by a registered shareholder by delivering a written notice to the Corporate Secretary of the Company at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4, Attention: Corporate Secretary, which must be received at any time up to and including January 28, 2025, the business day preceding the date of the Meeting. A registered

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	2

shareholder may also access the Meeting via the live webcast to vote at the Meeting, which will revoke any previously submitted proxy. If you do not wish to revoke a previously submitted proxy nor ask questions at the Meeting, you can attend the Meeting as a guest, as guests can listen to the Meeting, but are not able to vote nor to submit questions.

If you are a non-registered shareholder and you want to revoke your proxy, contact your broker or other intermediary to find out what to do. Please note that your intermediary will need to receive any new instructions sufficiently in advance of the Meeting to act on them.

How to Vote

Only persons shown on the register of shareholders at the close of business on Monday, December 2, 2024, and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders), will be entitled to vote at the Meeting. The register of holders of Class A subordinate voting shares (“Class A Shares”) and Class B shares (multiple voting) (“Class B Shares”) are kept by CGI’s transfer agent, Computershare.

Registered Shareholders

You are a registered shareholder if your name appears on your share certificate or your direct registration statement. Your proxy form tells you whether you are a registered shareholder. If you are a registered shareholder, you will receive a form of proxy containing the relevant details concerning the business of the Meeting, including a control number and password (CGI2024) that must be used in order to vote by proxy in advance of the Meeting or to join the live webcast the day of the Meeting to attend, ask questions and vote at the Meeting, as applicable.

Non-Registered Shareholders

Non-registered shareholders or “beneficial owners” are holders whose shares are held on their behalf through a “nominee” such as a bank, a trust company, a securities broker or other financial institution. When you receive a voting instruction form, this tells you that you are a non-registered shareholder. Most CGI shareholders hold their shares in this way. Non-registered shareholders must seek instructions from their nominees as to how to complete their voting instruction form if they wish to vote their shares themselves at the Meeting. Non-registered shareholders who received or who were given access to this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Non-registered shareholders must use the control number and password (CGI2024) on their voting instruction form to join the live webcast of the Meeting. Non-registered shareholders who wish to vote at the Meeting during the live webcast must appoint themselves by inserting their own name in the space provided on the voting instruction form and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder. In addition to the first step above, non-registered shareholders who wish to appoint a proxyholder (including non-registered shareholders who wish to appoint themselves as proxyholder) must visit https://www.computershare.com/CGI2024 and provide the required proxyholder contact information so that Computershare may provide the proxyholder with a four-letter code via email. Without the four-letter code, proxyholders will not be able to vote at the Meeting.

The steps described above must be completed prior to 11:00 a.m., Eastern Standard Time, on Tuesday, January 28, 2025, failing which a proxyholder will not be able to vote at the Meeting on the appointing shareholder’s behalf.

If you are a non-registered shareholder located in the United States and wish to attend, submit questions or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and under the heading Attending the Virtual Meeting, you must obtain a valid legal proxy form from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. The legal proxy form will be mailed to the person and address written on the voting instruction form. After obtaining a valid legal proxy form from your intermediary, you must then submit such legal proxy form to Computershare. You can submit your proxy: by (a) email to: USLegalProxy@computershare.com (Subject Line: Legal Proxy); or (b) courier to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention: Legal Proxy, and in both cases, must be received by no later than 11:00 a.m., Eastern Standard Time, on Tuesday, January 28, 2025. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please make sure to register your appointment as a proxyholder at https://www.computershare.com/CGI2024. Without following this process, your duly appointed proxyholder will only be able to log in to the meeting as a guest and will not be able to vote or otherwise participate or exercise rights as proxyholder at the meeting. However, if you have received confirmation of registration of your legal proxy, your duly appointed proxyholder may attend and participate at the meeting. You must allow sufficient time to Computershare for the mailing and return of the legal proxy form by this deadline. If you have any questions, please contact the person who services your account.

Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting and ask questions, but will not be entitled to vote their shares at the Meeting.

Voting in Advance of the Meeting

Shareholders are strongly encouraged to vote in advance of the Meeting whether or not they are able to attend the Meeting (or any adjournment thereof) via the live webcast. Below are the different ways in which registered and non-registered

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shareholders can give voting instructions, details of which are found on the form of proxy or voting instruction form provided, as applicable.

By Internet

If a shareholder elects to vote using the internet, the shareholder must access the following website: www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy or voting instruction form, as applicable, for their control number.

By Phone

If a shareholder wishes to vote by phone, the shareholder must call the following toll-free number 1-866-732-VOTE (8683) (within North America) or +1-312-588-4290 (outside of North America). Shareholders must follow the instructions of the voice response system and refer to the form of proxy or voting instruction form, as applicable, for their control number.

By Mail

If a shareholder wishes to vote by mail, the shareholder must complete, date and sign the form of proxy or voting instruction form, as applicable, in accordance with the instructions set out on such form, and return it in the prepaid envelope provided.

Duly completed forms of proxy or voting instruction forms or internet or telephone voting instructions, as applicable, must be received by Computershare by 11:00 a.m., Eastern Standard Time, on Tuesday, January 28, 2025. Proxies may also be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4, Attention: Corporate Secretary, at any time up to and including Tuesday, January 28, 2025, the last business day preceding the date of the Meeting.

Voting at the Meeting

Registered shareholders who wish to vote at the Meeting do not need to complete or return their proxy form. Non-registered shareholders who wish to vote at the Meeting must appoint themselves as proxyholder. The day of the Meeting, registered shareholders and non-registered shareholders who have duly appointed themselves as proxyholders, will be able to vote via the live webcast by completing a ballot online during the Meeting by visiting https://www.icastpro.ca/q0jsqn and logging in using the control number and password (CGI2024) included on their proxy form, in the case of registered shareholders, or entering the four-letter code provided by Computershare via email and password (CGI2024), in the case of the proxyholder of non-registered shareholders, as applicable, as further described under the heading Attending the Virtual Meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but will not be able to vote their shares at the Meeting.

Even if you currently plan to attend and vote at the Meeting, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the Meeting. You should note however that if you access and vote on any matter during the Meeting, you will revoke any previously submitted proxy. If you do not wish to revoke a previously submitted proxy nor ask questions at the Meeting, you can attend the Meeting as a guest, as guests can listen to the Meeting, but are not able to vote nor to submit questions.

If you wish to appoint someone as proxy to vote your shares for you at the Meeting during the live webcast, please follow the instructions found on either your proxy form or voting instruction form, as applicable. You will need to register your proxyholder (including registering yourself if you wish to appoint yourself as proxyholder) online at https://www.computershare.com/CGI2024 so that Computershare will provide a four-letter code to your proxyholder, which will allow your proxyholder to join the Meeting and vote your shares on your behalf, as further described under the heading Appointment and Revocation of Proxies.

Changing Your Vote

If you are a registered shareholder and you change your mind about how you voted before the Meeting, you may provide new voting instructions at www.investorvote.com, or a new form of proxy to Computershare at any time before 11:00 a.m., Eastern Standard Time, on Tuesday, January 28, 2025. A proxy may also be revoked by delivering a written notice to the registered office of the Company at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4, Attention: Corporate Secretary, which must be received prior to or on January 28, 2025, the last business day preceding the date of the Meeting, or any adjournment thereof. A registered shareholder may also access the Meeting via the live webcast to vote at the Meeting, which will revoke any previously submitted proxy. If you do not wish to revoke a previously submitted proxy, you should attend the Meeting as a guest. Guests can listen to the Meeting, but are not able to vote nor to submit questions.

If you are a non-registered shareholder and you change your mind about how you voted before the Meeting, contact your broker or other intermediary to find out what to do. Please note that your intermediary will need to receive any new instructions sufficiently in advance of the Meeting to act on them.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	4

Voting Shares and Principal Holders of Voting Shares

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares, issuable in series, an unlimited number of Second Preferred Shares, issuable in series, an unlimited number of Class A Shares and an unlimited number of Class B Shares, all without par value, of which, as at December 2, 2024, 203,254,247 Class A Shares and 24,122,758 Class B Shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.

Class A Shares and Class B Shares

Voting Rights

The holders of Class A Shares are entitled to one vote per share and the holders of Class B Shares are entitled to ten votes per share. As at December 2, 2024, 45.73% and 54.27% of the aggregate voting rights were attached to the outstanding Class A Shares and Class B Shares, respectively.

Subdivision or Consolidation

The Class A Shares or Class B Shares may not be subdivided or consolidated unless simultaneously the Class B Shares and the Class A Shares are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A Shares and Class B Shares shall also attach to the Class A Shares and Class B Shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A Shares and holders of Class B Shares will be paid or distributed equally, share for share.

Conversion Rights of Class A Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of the Company), for the Class B Shares is made to the holders of Class B Shares without being made simultaneously and on the same terms and conditions to the holders of Class A Shares, each Class A Share shall become convertible into one Class B Share, from the date the offer is made, at the holder’s option, in order to entitle the holder to accept the offer. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the offer is rejected by one or several of the officers and full-time employees of the Company or its subsidiaries, and any corporate entity under their control, who are, as a group, owners, directly or indirectly, in any manner whatsoever, of more than 50% of the outstanding Class B Shares.

The articles of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A Shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares

Each Class B Share may, from time to time, at the holder’s option, be converted into one Class A Share.

Issuance of Class B Shares

The Company’s articles provide for pre-emptive rights in favour of holders of Class B Shares. Therefore, the Company may not issue Class A Shares or securities convertible into Class A Shares without offering, in the manner determined by the Board of Directors, to each holder of Class B Shares, pro rata to the number of Class B Shares it holds, the right to subscribe concurrently with the issuance of Class A Shares or of securities convertible into Class A Shares, as the case may be, an aggregate number of Class B Shares or securities convertible into Class B Shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B Shares. The consideration to be paid for the issuance of each Class B Share or security convertible into Class B Shares, as the case may be, shall be equal to the issue price of each Class A Share or security convertible into Class A Shares then issued.

5	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

The pre-emptive rights do not apply in the case of the issuance of Class A Shares or securities convertible into Class A Shares:

●	in payment of share dividends;

●	pursuant to the stock option plans or share purchase plans of the Company;

●	further to the conversion of Class B Shares into Class A Shares pursuant to the articles of the Company; or

●	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A Shares.

Any holder of Class B Shares may assign its pre-emptive rights to other holders of Class B Shares.

Dividends

The Class A Shares and Class B Shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2024, the Board of Directors approved a dividend program under which the Company intends to pay a quarterly cash dividend to holders of its Class A Shares and Class B Shares. Future dividends and the amounts will be at the discretion of the Board of Directors after taking into account the Company’s free cash flow, earnings, financial position, market conditions and other factors the Board of Directors deems relevant.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A Shares or Class B Shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A Shares and Class B Shares duly convened for that purpose. However, if the holders of Class A Shares as a class or the holders of Class B Shares as a class were to be affected in a manner different from that of the other classes of shares, such amendment would, in addition, have to be authorized by at least two-thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A Share and each Class B Share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A Shares and Class B Shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As at December 2, 2024, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank after the First Preferred Shares, but prior to the Class A Shares and Class B Shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As at December 2, 2024, no Second Preferred Shares were outstanding.

Normal Course Issuer Bid

On January 30, 2024, the Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (“TSX”) for the renewal of its NCIB and the purchase for cancellation of up to 10% of the public float of the Company’s Class A Shares as at January 23, 2024. The current NCIB enables the Company to purchase for cancellation on the open market through the facilities of the TSX and the New York Stock Exchange (“NYSE”) and through alternative trading systems, as well as outside the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulators, up to 20,457,737 Class A Shares. As at January 23, 2024, there were 206,327,788 Class A Shares of the Company outstanding of which approximately 99.2% were widely held. The Company was authorized to purchase Class A Shares under the current NCIB commencing on February 6, 2024, and may continue to do so until February 5, 2025, or until such earlier date when the Company will either have acquired the maximum number of Class A Shares allowable under the NCIB or elected to terminate the bid.

As at December 2, 2024, the Company had purchased for cancellation 6,376,708 Class A Shares under its current NCIB for an approximate aggregate cash consideration of $919.3 million at a weighted average price of $144.17 per share. The repurchased shares include 1,674,930 Class A Shares purchased for cancellation on February 23, 2024, from Mr. Serge Godin, Founder and Executive Chairman of the Board, as well as a wholly-owned holding company, for a total cash consideration of $250.0 million, and 2,887,878 Class A Shares purchased for cancellation on May 27, 2024, from Caisse de dépôt et placement du Québec (CDPQ), for a total cash consideration of $400.0 million, both by way of private

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	6

agreements. The repurchase transaction from Mr. Serge Godin was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors (see the heading Special Committee of the Board of Directors later in this document for a description of the mandate of the independent committee). In the case of such repurchases, favourable decisions were obtained from the Quebec securities regulator to exempt the Company from issuer bid requirements and they are considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB. A copy of the Company’s Notice of Intention relating to the Company’s NCIB may be obtained free of charge from its Investor Relations department. See the heading Additional Information at the end of this document.

Principal Holders of Class A Shares and Class B Shares

As at December 2, 2024, to the knowledge of the directors and executive officers of the Company, the only person who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A Shares or Class B Shares was Mr. Serge Godin. His holdings are set out in the table that follows.

As at December 2, 2024, the Company and its related subsidiaries are controlled by Mr. Serge Godin, the Founder and Executive Chairman of the Board.

Name	Shares – Class “A”		Shares – Class “B”		Total Equity
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Serge Godin	233,455	0.11%			0.10%	233,455	0.05%
			24,122,758	100%	10.61%	241,227,580	54.27%
Total	233,455	0.11%	24,122,758	100%	10.71%	241,461,035	54.32%

On May 28, 2024, Mr. André Imbeau, the Co-Founder and Advisor to the Executive Chairman of the Board converted a total of 900,000 Class B Shares into 900,000 Class A Shares.

As at December 2, 2024, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 651,064 Class A Shares and 24,122,758 Class B Shares representing respectively approximately 0.32% of the issued and outstanding Class A Shares and 100% of the issued and outstanding Class B Shares.

7	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

Business to Be Transacted at the Meeting

The following items of business will be presented to the shareholders at the Meeting:

1.	Presentation of the Annual Audited Consolidated Financial Statements

The Annual Audited Consolidated Financial Statements of the Company for the fiscal years ended September 30, 2024 and 2023, and the report of the auditor will be tabled at the Meeting. The Annual Audited Consolidated Financial Statements were mailed with the Notice of Meeting to shareholders who requested them. Copies of the Annual Audited Consolidated Financial Statements of the Company for the fiscal years ended September 30, 2024 and 2023, may be obtained from the Company upon request and are available on the internet at www.envisionreports.com/gib2024 as well as on the Canadian Securities Administrators’ website at www.sedarplus.ca.

2.	Election of Directors

Fourteen directors are to be elected to hold office until the close of the next Annual General Meeting of Shareholders, unless the office is earlier vacated. Each of the fourteen persons presented in this Management Proxy Circular is nominated for election as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the proxy form or voting instruction form, as applicable, intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the fourteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.	Appointment of Auditor

The Board of Directors recommends that PricewaterhouseCoopers LLP be appointed as the auditor of the Company to hold office until the next Annual General Meeting of Shareholders or until its successor is appointed. PricewaterhouseCoopers LLP was first appointed as the Company’s auditor at the Annual General and Special Meeting of Shareholders held on January 30, 2019.

The persons named as proxies in the proxy form or voting instruction form, as applicable, intend to cast the votes represented by proxy at the Meeting FOR the appointment of PricewaterhouseCoopers LLP as auditor and to vote to authorize the Audit and Risk Management Committee to fix the compensation of the auditor unless shareholders direct otherwise.

4.	Shareholder Proposal

A shareholder proposal was submitted by the Mouvement d’éducation et de défense des actionnaires (“MÉDAC”). MÉDAC is a not-for-profit company whose registered office is located at 82 Sherbrooke Street West, Montréal, Quebec, Canada, H2X 1X3, holding 32 Class A Shares that were acquired on February 19, 2014.

The shareholder proposal is enclosed as Appendix C hereto, along with the response of CGI’s Board of Directors. Due to the national strike by the Canadian Union of Postal Workers, CGI asked MÉDAC not to present the shareholder proposal for a vote at the Meeting. CGI made this request to MÉDAC as Coordinated Blanket Order 51-931 – Temporary Exemption from requirements in National Instrument 51-102 Continuous Disclosure Requirements and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer to send certain proxy-related materials during a postal strike (“Blanket Order 51-931”), adopted by the Autorité des marchés financiers and securities commissions in other Canadian jurisdictions, which provides exemptions from certain requirements relating to the sending of proxy-related materials to shareholders, may not be applicable to a meeting at which a shareholder proposal is submitted to a vote. Given the logistical difficulty and significant costs associated with sending proxy-related materials via private courier companies, and the fact that CGI would potentially be unable to benefit from the exemption provided in Blanket Order 51-931 otherwise, MÉDAC has agreed not to present the shareholder proposal for a vote at the Meeting. Although the shareholder proposal will not be presented at the Meeting for a vote: (i) the shareholder proposal and the Board of Directors response are nevertheless reproduced in Appendix C hereto, and (ii) the Company has agreed to present and hold a vote on the shareholder proposal at its next annual meeting of its shareholders without the requirement of MÉDAC resubmitting the proposal and notwithstanding any regulatory delays to do so.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	8

Nominees for Election as Directors

The persons whose names are printed in the form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following pages. Each director elected will hold office until the next Annual General Meeting of Shareholders or until such director’s resignation, unless the office is earlier vacated.

The information below lists the name of each candidate proposed by the Board of Directors, on the recommendation of the Corporate Governance Committee, for election as a director; whether the candidate has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guideline; the candidate’s age; the language(s) in which the candidate is proficient; the principal occupation of the candidate; the city, province or state, and country of residence of the candidate; the year when the candidate first became a director, if currently a director; the voting results for the candidate in the previous year’s election, if applicable; the standing committee memberships of the candidate; the skills the candidate brings to the Board of Directors based on the Board of Directors’ skills matrix; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of Deferred Stock Units (“DSUs”) of the Company held (see the heading Deferred Stock Units Plan and Deferred Stock Units Granted to Directors later in this document); the number of stock options of the Company held (see the heading Share Option Plan later in this document); the number of Performance Share Units (“PSUs”) of the Company held (see the heading Share Unit Plan later in this document); as well as current and previous directorships.

Information relating to shares, DSUs, stock options and PSUs, if any, beneficially owned, or over which control or direction is exercised, is provided as at December 2, 2024.

François Boulanger Westmount, Quebec, Canada Director since: 2024 Age: 59 Language(s): English and French Director related to CGI, complies with the share ownership guideline

Mr. Boulanger was appointed President and Chief Executive Officer of CGI and a member of the Board of Directors in October 2024. In this role, Mr. Boulanger leads the development and implementation of CGI’s profitable growth strategy to continue building a company that is a partner of choice for clients, an employer of choice for people, and an investment of choice for shareholders. Together with his global leadership team, he guides CGI Partners around the world to harness the power of technology with the goal of delivering trusted insights and tangible business outcomes for clients. Prior to his appointment as CEO, Mr. Boulanger spent 25 years leading CGI teams around the world to deliver on a wide range of business and operational strategies. From 2022, in his role as President and Chief Operating Officer (COO), he led CGI’s operations in Canada, U.S. Commercial and State Government, Asia Pacific Global Delivery Centers of Excellence, and Global Intellectual Property Solutions. Also in this capacity, Mr. Boulanger oversaw CGI’s Global CIO function, which is responsible for the company’s digital strategy. He served as CGI’s Executive Vice-President and Chief Financial Officer from October 2014 until his appointment as COO, and in this role, oversaw the company’s global financial operations in addition to the internal audit, investment management, procurement, real estate, investor relations and environmental, social and governance (ESG) functions and strategies worldwide. Mr. Boulanger is based at the company’s global headquarters in Montréal. He is a Chartered Professional Accountant and holds a Bachelor of Business Administration (BBA) degree from HEC Montréal (1988).

President and Chief Executive Officer

Class A Shares: 45,368 (*)

Stock options: 210,112 (‡)

Performance Share Units: 95,107 (§)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

9	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

Sophie Brochu Bromont, Quebec, Canada Director since: 2023 Age: 61 Language(s): English and French Independent director, complies with the share ownership guideline

Ms. Brochu is a corporate director. She served as President and Chief Executive Officer of Hydro-Québec from 2020 to April 2023. She was the first woman in the government-owned corporation’s history to hold that office on a permanent basis. Ms. Brochu has over 30 years of experience in the energy sector. She began her career in 1987 as a financial analyst with Société québécoise d’initiatives pétrolières (SOQUIP), a Québec government corporation responsible for developing the natural gas network in the province. She joined Énergir (formerly known as Gaz Métro) in 1997 and, in 2007, was appointed its President and Chief Executive Officer, a position she held until 2019. Ms. Brochu serves as a director on the boards of CAE Inc. and Compagnie de Saint-Gobain SA. She is a past board member of the Bank of Montreal. Very active in the community, she has been involved with Centraide of Greater Montreal for many years and co-founded ruelle de l’avenir, a non-profit organization that encourages students in the Centre-Sud and Hochelaga neighborhoods of Montréal to stay in school. Ms. Brochu was awarded honorary doctorates by Université de Montréal (HEC Montréal), Bishop’s University and Université Laval. She is a member of the Order of Canada and an officer of the Ordre national du Québec.

Chair of the Human Resources Committee and Member of the Corporate Governance Committee

Class A Shares: 540 (*)

Deferred Stock Units: 1,895 (+)

2024 votes in favour: 99.45%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔		North America	Multiple vertical markets	✔	✔	✔	✔

George A. Cope Toronto, Ontario, Canada Director since: 2020 Age: 63 Language(s): English Independent director, complies with the share ownership guideline

Mr. Cope is a corporate director. Prior to his retirement in January 2020, he was President and Chief Executive Officer of BCE Inc. and Bell Canada, a position he had held since 2008. Mr. Cope was recognized as Corporate Citizen of the Year in the Report on Business CEO of the Year Awards (2019), one of the Top 100 Best-Performing CEOs in the World by Harvard Business Review (2019) and as Canada’s Outstanding CEO of the Year for 2015 by the Financial Post. Under his leadership, Bell announced the Bell Let’s Talk initiative in 2010, the largest-ever corporate commitment to Canadian mental health and now one of the country’s most prominent community investment campaigns. Mr. Cope was named Ivey Business Leader of the Year in 2013 and is a past member of the school’s advisory board. He has been awarded honorary Doctorate degrees by his alma mater, the University of Windsor, as well as Trent University and Queen’s University. Mr. Cope was Chair of United Way Toronto’s 2013 campaign, and received the Queen’s Diamond Jubilee Medal for his work on Bell Let’s Talk. He is Chair of the board of the Bank of Montreal, and serves as a director of its U.S. subsidiary, BMO Financial Corp. He is a past board member of Maple Leaf Sports & Entertainment Ltd. (MLSE). Mr. Cope was appointed a Member of the Order of Canada in 2014 and was inducted into the Canadian Business Hall of Fame in 2018. Mr. Cope is a graduate of the Ivey School of Business at Western University.

Lead Director, Member of the Corporate Governance Committee and Human Resources Committee

Class A Shares: 21,540 (*)

Deferred Stock Units: 10,039 (+)

2024 votes in favour: 97.95%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	10

Jacynthe Côté Candiac, Quebec, Canada Director since: 2024 Age: 66 Language(s): English and French Independent director, complies with the share ownership guideline

Ms. Côté is a corporate director. She is the Chair of the Board of Directors of Royal Bank of Canada. She was also the Chair of the Board of Directors of Hydro-Québec from 2018 to May 2023. She was President and Chief Executive Officer of Rio Tinto Alcan (mining and metallurgical company) from 2009 to 2014. Previously, Ms. Côté was President and Chief Executive Officer of Rio Tinto Alcan’s Primary Metal business unit. She joined Alcan Inc. in 1988 and held various senior management positions there during her 26-year career. Ms. Côté is a member of the Board of Directors of Transcontinental Inc., Chair of the Board of Directors of Alloprof, and a member of the Board of Directors of the CHU Sainte-Justine Foundation. Ms. Côté holds a bachelor’s degree in chemistry from Laval University and was awarded honorary doctorates by Université du Québec à Chicoutimi and Université de Montréal (HEC Montréal).

Member of the Corporate Governance Committee and Human Resources Committee

Class A Shares: 1,000 (*)

Deferred Stock Units: 1,127 (+)

2024 votes in favour: 99.82%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔		Global	Multiple vertical markets	✔	✔	✔	✔

Julie Godin Westmount, Quebec, Canada Director since: 2013 Age: 49 Language(s): English and French Director related to CGI, complies with the share ownership guideline

Ms. Godin, as Co-Chair of the CGI Board of Directors, collaborates with the Board to set the strategic direction of the Company, including overseeing the development and execution of its rolling three-year strategic plan, which is updated annually. As part of this, she and the Board focus on achieving results for and maintaining equilibrium among CGI’s three stakeholders – clients, CGI Partners and shareholders – to ensure each stakeholders’ long-term success. As Executive Vice-President of Strategic Planning and Corporate Development, Ms. Godin oversees the ongoing development of the CGI Management Foundation, which includes the key elements and best practices that define and guide the Company’s actions for the benefit of all three stakeholders. She also leads the strategic planning, marketing & communications, human resources, and mergers & acquisitions functions. In this role, she directs the Company’s continuous improvement through structured stakeholder insights and metrics, and drives forward the successful execution of the Build and Buy Strategy, equipping leaders to bring forward CGI’s end-to-end services and merging with IT and business consulting firms that strengthen the Company’s footprint and capabilities. Before joining CGI, Ms. Godin founded Oxygen Corporate Health, a company that manages comprehensive health and well-being programs in the workplace, which merged with CGI. From 2017 to 2021, Ms. Godin was a member of the Board of Directors of Canadian National Railway Company, a transportation leader and the only transcontinental railroad in North America.

Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development

Class A Shares: 16,863 (*)

Stock options: 133,988 (‡)

Performance Share Units: 70,927 (§)

2024 votes in favour: 99.08%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

11	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

Serge Godin Westmount, Quebec, Canada Director since: 1976 Age: 75 Language(s): English and French Director related to CGI, complies with the share ownership guideline

Mr. Godin founded CGI in 1976 and he is the controlling shareholder of the Company. Today, CGI is one of the largest IT and business consulting services firms in the world. Mr. Godin led CGI as its President and Chief Executive Officer from its founding until 2006, when he became Founder and Executive Chairman of the Board. Under his leadership, CGI has expanded through both organic growth and more than 115 acquisitions, growing from 2 consultants in 1976 to 90,250 today. Mr. Godin is an Officer of the Order of Canada, an Officer of the National Order of Québec, and a Chevalier de la Légion d’honneur of France. In 2008, he was inducted into the Canadian Business Hall of Fame. In 2011, he was named an Honorary Associate by the Conference Board of Canada. In 2015, he became a lifelong member of the Horatio Alger Association. Mr. Godin has been awarded six honorary doctorate degrees, including from Montreal’s Concordia University (Law), Université Laval (Administrative Sciences) of Québec, HEC (Université de Montréal, affiliated Business School), York University (Law) in Toronto, ÉTS (École de technologie supérieure) of Montréal, and Desautels Faculty of Management, McGill University (Law). Mr. Godin has long been involved in charitable causes. In 2000, together with other members of his family, he established the Godin Family Foundation with a mission to alleviate poverty, promote education and improve the health of children and teens in need. Since its inception, the Foundation has helped more than 400 schools, hospitals and youth organizations.

Founder and Executive Chairman of the Board

Class A Shares: 233,455 (*)

Class B Shares: 24,122,758 (*)

Performance Share Units: 307,698 (§)

2024 votes in favour: 96.87%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

Gilles Labbé Outremont, Quebec, Canada Director since: 2010 Age: 68 Language(s): English and French Independent director, complies with the share ownership guideline

Mr. Labbé is the Executive Chairman of the Board of Héroux-Devtek Inc., an international company specializing in the design, development, manufacture, repair, and overhaul of landing gear systems and components for the aerospace market. Prior to June 2019, Mr. Labbé had been President and Chief Executive Officer of Héroux-Devtek Inc. since the acquisition of Devtek Corporation by Héroux Inc. in 2000 and previously, he was the President and Chief Executive Officer of Héroux Inc. since 1989. Mr. Labbé holds a Bachelor of Business Administration degree from Université de Montréal and is a Fellow Chartered Professional Accountant (FCPA, FCA).

Chair of the Audit and Risk Management Committee

Class A Shares: 7,246 (*)

Deferred Stock Units: 38,205 (+)

Stock options: 4,560 (‡)

2024 votes in favour: 98.79%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	12

Michael B. Pedersen Toronto, Ontario, Canada Director since: 2017 Age: 64 Language(s): English and Danish Independent director, complies with the share ownership guideline

Mr. Pedersen is a corporate director. Prior to his retirement in June 2018, he was Special Advisor to the Chief Executive Officer of The Toronto-Dominion Bank since June 2017 and Group Head, U.S. Banking of The Toronto-Dominion Bank as well as President and Chief Executive Officer and a director of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. from 2013 to 2017, where he was responsible for leading the bank’s retail and commercial banking operations in the United States. Prior to joining TD Bank Group in 2007, Mr. Pedersen worked at Barclays plc in the United Kingdom where he was responsible for three global businesses and prior to that he worked at CIBC where he held senior executive roles in retail and business banking. He serves as a director of AtkinsRéalis, and also previously served as Chairman of the Canadian Bankers Association, Chairman of the board of directors of the Business Development Bank of Canada and Chair of the National Board of Directors of the Nature Conservancy of Canada. Mr. Pedersen holds a Bachelor of Commerce degree from University of British Columbia and a Master’s degree in Industrial Relations from University of Toronto.

Chair of the Corporate Governance Committee and Member of the Human Resources Committee

Class A Shares: 24,350 (*)

Deferred Stock Units: 16,290 (+)

2024 votes in favour: 96.93%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

Stephen S. Poloz Orleans, Ontario, Canada Director since: 2020 Age: 69 Language(s): English and French Independent director, complies with the share ownership guideline

Mr. Poloz is a corporate director. A widely-recognized economist with nearly 40 years of experience in financial markets, forecasting and economic policy, Stephen S. Poloz served a seven-year term as the Governor of the Bank of Canada, starting in 2013. As Governor, he served as Chairman of the Bank’s board of directors. He was a director of the Bank for International Settlements (BIS) and the Canada Deposit Insurance Corporation. He was also Chair of the BIS Audit Committee and former Chair of the Consultative Council for the Americas. Previously, Mr. Poloz was President and CEO of Export Development Canada, a major public sector financial intermediary providing various forms of insurance and lending to facilitate international business on behalf of Canadian companies. Mr. Poloz currently serves as a director of Enbridge Inc. In 2024, he was appointed an Officer of the Order of Canada.

Member of the Audit and Risk Management Committee

Deferred Stock Units: 4,852 (+)

2024 votes in favour: 99.69%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

13	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

Mary G. Powell South Hero, Vermont, United States Director since: 2020 Age: 64 Language(s): English Independent director, complies with the share ownership guideline

Ms. Powell is a corporate director. She currently serves as Chief Executive Officer of Sunrun Inc., the largest residential-solar company in the U.S. Recognized as an energy transformation visionary, Mary G. Powell has served as President and Chief Executive Officer for Green Mountain Power Corporation (GMP) in the state of Vermont from 2008 through 2019. She led GMP’s ambitious energy transformation program to provide low carbon, low cost and reliable power to Vermont citizens. Ms. Powell has received various accolades, including the prestigious Rachel Carson Award in 2018, which honors distinguished female leaders influencing the environment. Ms. Powell served as Chair of The Solar Foundation and director of the Rocky Mountain Institute. She has extensive experience as a board member, and board chair, and currently serves on the board of Sunrun, Inc.

Member of the Corporate Governance Committee and Human Resources Committee

Deferred Stock Units: 4,291 (+)

2024 votes in favour: 97.93%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	North America	Multiple vertical markets	✔	✔	✔	✔

Alison C. Reed London, United Kingdom Director since: 2018 Age: 67 Language(s): English Independent director, complies with the share ownership guideline

Ms. Reed is a corporate director. She previously held senior management roles at Marks and Spencer plc where she spent more than 20 years, including as Chief Financial Officer from 2001 to 2005, and at Standard Life Assurance Company and Standard Life plc, where she served as Chief Financial Officer from 2005 to 2006 and led the company’s listing on the London Stock Exchange. Ms. Reed has served on the board of directors of several companies, including British Airways plc, Darty plc and HSBC Bank plc. She currently serves as a director of NewDay Ltd and as a Member of Council of Exeter University. Ms. Reed holds a Bachelor of Arts degree from Exeter University and is a Chartered Accountant (ACA).

Member of the Audit and Risk Management Committee

Class A Shares: 3,000 (*)

2024 votes in favour: 99.69%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	14

George D. Schindler Fairfax, Virginia, United States Director since: 2016 Age: 61 Language(s): English Director related to CGI, complies with the share ownership guideline

Mr. Schindler served as President and Chief Executive Officer of CGI from 2016 to 2024. In this capacity, he led the development and implementation of the company’s “Build and Buy” profitable growth strategy to strengthen CGI’s market position as one of the world’s leading global business and strategic IT consulting services firms. Mr. Schindler joined the Company through its acquisition of American Management Systems, Inc. in 2004. Prior to his appointment as President and Chief Executive Officer, Mr. Schindler served as President and Chief Operating Officer of CGI from 2015 to 2016 and as President, United States and Canada Operations from 2011 to 2015. A recognized industry leader, Mr. Schindler has twice been named a Top 100 Leader by Federal Computer Week. He holds a Bachelor of Science degree in Computer Science from Purdue University.

Special Advisor to the Founder and Executive Chairman of the Board

Class A Shares: 118,670 (*)

Stock options: 653,441 (‡)

Performance Share Units: 207,548 (§)

2024 votes in favour: 99.47%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

Kathy N. Waller Atlanta, Georgia, United States Director since: 2018 Age: 66 Language(s): English Independent director, complies with the share ownership guideline

Ms. Waller is a corporate director. She served as the Executive Vice President, Chief Financial Officer and President, Enabling Services of The Coca-Cola Company until March 2019 where she was responsible for leading the company’s global finance organization. Ms. Waller joined The Coca-Cola Company in 1987 as a senior accountant and held numerous accounting and finance roles. She was Vice President, Controller from August 2009 to September 2013 and Senior Vice President, Finance from September 2013 to April 2014, prior to becoming Executive Vice President and Chief Financial Officer. She assumed responsibility for the company’s strategic governance areas as Executive Vice President, Chief Financial Officer and President Enabling Services from May 2017 to March 2019. Ms. Waller currently serves on the board of directors of Beyond Meat, Inc. and Delta Air Lines, Inc. Ms. Waller is the Executive Director of the Atlanta Committee for Progress, a public/private partnership that supports the City of Atlanta. Previously she served on the board of directors of Coca-Cola FEMSA, S.A.B. de C.V, Cadence Bancorporation and Monster Beverage Corporation. She holds a Bachelor of Arts degree and a Master’s degree in Business Administration from the University of Rochester and is a Certified Public Accountant (CPA, CGMA). Ms. Waller was named one of the Most Influential Black Corporate Directors by Savoy Magazine in its Fall 2021 issue.

Member of the Audit and Risk Management Committee

Deferred Stock Units: 8,511 (+)

2024 votes in favour: 98.88%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

15	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

Frank Witter Braunschweig, Germany Director since: 2021 Age: 65 Language(s): English and German Independent director, complies with the share ownership guideline

Frank Witter is a corporate director. A longtime executive with Volkswagen, Mr. Witter became Chief Executive Officer of Volkswagen Financial Services AG in September 2008, serving in that role until September 2015 when he became Chief Financial Officer for Volkswagen Group—a role from which he retired in 2021. With the responsibility for both finance and information technology, he also served as a member of Volkswagen Group’s Board of Management from October 2015 to March 2021. Mr. Witter joined the Volkswagen Group in 1992, overseeing the capital markets section of the company’s Group Treasury unit until 1998. He subsequently became Treasurer at Volkswagen of America and Volkswagen Canada. In 2001, Mr. Witter left Volkswagen to serve as Corporate Treasurer at SAirGroup in Zurich, Switzerland, returning to Volkswagen in 2002. From 2002 to 2005, Mr. Witter served as CFO of Volkswagen of America and Volkswagen Canada. At the beginning of 2005, he assumed the combined role of CEO and CFO for both subsidiaries. From October 2007 to September 2008, Mr. Witter was President and CFO of VW Credit, Inc. During this time, he also served as Regional Manager for the American markets of Volkswagen Financial Services AG. In May 2021, Mr. Witter became a member of the Supervisory Board of Deutsche Bank AG. He holds a business degree from the University of Hanover in Germany. Furthermore, after his retirement from Volkswagen AG he continued to be a member of the Supervisory Board of Traton SE.

Member of the Audit and Risk Management Committee

Deferred Stock Units: 3,192 (+)

2024 votes in favour: 96.73%

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

(*)	Number of shares beneficially owned, controlled or directed, directly or indirectly.
(+)	For more information concerning DSUs, please refer to the heading Compensation of Directors later in this document.
(‡)	For more information concerning stock options, please refer to the headings Share Option Plan and Compensation of Directors later in this document.
(§)

The number of PSUs includes PSUs that were awarded at the beginning of fiscal 2025 to Ms. Godin and Messrs. Godin and Boulanger as part of their target compensation for fiscal 2025, but which have not yet become eligible to vest and remain subject to the achievement of performance conditions, which will be determined at the end of fiscal 2025. For more information concerning PSUs, please refer to the heading Share Unit Plan later in this document.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	16

Report of the Human Resources Committee

Executive Compensation Discussion and Analysis

Executive Compensation Process for the 2024 Fiscal Year

CGI’s executive compensation policy emphasizes incentive compensation linked to the success of the Company to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as the satisfaction of our clients, and of our CGI Partners.

CGI’s compensation policy is rooted in its fundamental belief that a company with an inspiring dream, uncompromising integrity, a caring human resources philosophy and solid values is better able to attract and respond to the profound aspirations of high-caliber, competent people. These individuals in turn deliver high-quality services, in keeping with the Company’s profitability objectives. The growth and profitability generated as a result allows CGI to continue to offer its shareholders value for their investment.

This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for its shareholders.

As per CGI’s compensation policy, the principles used to determine the compensation of the named executive officers (the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the three other most highly compensated executive officers of the Company, hereafter referred to as the “Named Executive Officers”) are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI’s senior executives, there is an added emphasis on closely aligning executives’ financial interests with those of shareholders through incentive compensation. The Named Executive Officers who are not directors of the Company are Messrs. Steve Perron, Executive Vice-President and Chief Financial Officer and Jean-Michel Baticle, President and Chief Operating Officer, and President, Western and Southern Europe, each of whom is proficient in both English and French.

The sections below outline the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The Committee reviews management’s proposals and makes recommendations to the Board of Directors of the Company in relation to the compensation of certain senior executives, including the entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives are responsible for achieving. Similarly, the Committee is responsible for approving and making recommendations in relation to the compensation of the Company’s outside directors and succession plans for senior executives.

The Committee is composed of Mses. Sophie Brochu, Chair of the Committee, Jacynthe Côté and Mary G. Powell, and Messrs. George A. Cope, Lead Director, and Michael B. Pedersen, all of whom are independent directors. The Committee held four regular meetings in fiscal 2024. Ms. Brochu’s role and responsibilities as Chair of the Committee are described later in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs. The members of the Committee have significant experience in matters relating to human resources management and executive compensation, which they have acquired in their role as senior executives or as members of the Human Resources Committee of other publicly listed issuers. Ms. Brochu was President and Chief Executive Officer of Hydro-Québec and of Énergir, Mr. Cope was President and Chief Executive Officer of BCE Inc. and Bell Canada, Ms. Côté was President and Chief Executive Officer of Rio Tinto Alcan, Mr. Pedersen was President and Chief Executive Officer of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A., and Ms. Powell was President and Chief Executive Officer of Green Mountain Power Corporation and now serves as Chief Executive Officer of Sunrun Inc.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors later in this document). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

●

Advising the Board of Directors on human resources and succession planning, health and well-being of our CGI Partners, compensation of members of the Board of Directors, executive officers and other CGI Partners, short and long-term incentive plans, benefit plans, and executive officer appointments;

●	Reviewing and advising the Board of Directors on management’s succession plans for executive officers, with special emphasis on the Chief Executive Officer succession;

●

Reviewing and advising the Board of Directors on CGI’s compensation philosophy, including the compensation strategy and compensation policies for the executive officer level, as proposed by the Executive Chairman of the Board, the Co-Chair of the Board and the Chief Executive Officer;

●

Making recommendations to the Board of Directors for the appointment of the Chief Executive Officer and other executive officers, while considering and promoting the diversity of the executive team’s background, including in

17	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

terms of gender, ethnicity, race, disability, age and experience, and the corporate objectives which the executive officers are responsible for meeting;

●

Reviewing and advising the Board of Directors on CGI’s overall compensation plan including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions of Executive Chairman of the Board and Chief Executive Officer of the Company and, in that regard, considering appropriate information, including information with respect to the overall performance of the Chief Executive Officer;

●

Reviewing and advising the Board of Directors on the compensation of executive officers, annual adjustments to executive salaries, and the design and administration of short and long-term incentive plans, benefits and perquisites as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

●	Reviewing and advising the Board of Directors on any exceptional terms of senior executive’s employment and termination arrangements;

●	Making recommendations on the adoption of new, or significant modifications to, pay and benefit plans;

●

Recommending the appointment of new officers and executive officers as appropriate while considering and promoting the diversity of the executive team’s background, including gender, ethnicity, race, disability, age and experience;

●	Reviewing and advising the Board of Directors on significant organizational changes;

●	Reviewing and approving the Committee’s executive compensation report to be contained in the Company’s annual Management Proxy Circular;

●	Reviewing and advising the Board of Directors on management development programs for the Company;

●	Reviewing and advising the Board of Directors on special employment contracts or arrangements with officers of the Company, including any contracts relating to change of control, if any; and

●

Reviewing and advising the Board of Directors on the compensation of the members of the Board of Directors and its committees, including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions, and recommending changes where applicable.

The Committee also performs such other duties from time to time as assigned by the Board of Directors.

The Committee reports to the Board of Directors on its proceedings, the reviews it undertakes, and its recommendations.

In executing its mandate for fiscal 2024, the Committee retained the services of Willis Towers Watson, the Company’s external human resources consultant. Willis Towers Watson was first retained to provide consulting services in 1995. The services provided by Willis Towers Watson to the Committee include:

●	Providing the Committee with information on market trends and good practices on executive and director compensation;

●

Developing recommendations on the composition of the comparator groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives of the Company;

●

Conducting market research and providing the Committee with data and analysis on compensation practices of companies in comparator groups to allow the Company to align its compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives; and

●	Reviewing the design of the annual and long-term incentive plans and providing data and analysis on comparator group company practices in this area.

To ensure the quality of services provided to the Committee by external human resources consultants, as well as their independence, the Committee has established the following processes as part of its annual work plan:

●

Once a year or as required, the Committee may request a statement of services from external selected consultants for the purpose of enabling the Committee to pre-approve all services that may be provided by such external consultants;

●

The Committee may request from each external consultant information concerning the consultant’s organizational structure and employees who provide services to the Committee so that the Committee may agree with the external consultant on measures to address any real or perceived conflicts of interest that may arise from the services provided by the external consultant to the Company at the request of management; and

●	The Committee reviews the external consultant independence policy annually to ensure that it continues to meet the Committee’s requirements.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	18

Executive Compensation Related Fees

The fees of Willis Tower Watson, CGI’s external human resources consultant, for services rendered during the fiscal years ended September 30, 2024 and 2023, are detailed below:

Service retained	Fees billed
	2024	2023
Advice in relation to executive compensation and the compensation of directors(a)	$94,682	$46,500
All other fees(b)	$265,318	$311,500
Total fees billed	$360,000	$358,000

(a)	All fees billed by the human resources consultant for the years ended September 30, 2024 and 2023 were related to annually recurring work for the Committee.
(b)	The other fees billed by the human resources consultant for the years ended September 30, 2024 and 2023 were mainly in relation to investment matters and a global data survey agreement.

Composition of Comparator Groups

To determine appropriate compensation levels, the Named Executive Officers’ positions are compared with similar positions within a comparator group made up of leading companies in a number of industries. These companies include information technology consulting firms and companies similar to CGI in terms of size, and operational and managerial complexity. With 84.9% of its 2024 revenues generated outside Canada and constant international expansion, CGI must offer competitive compensation in each of the challenging markets in which it operates in order to recruit and retain high-performing executives. Generally, the Company’s major competitors are based either in the U.S., Europe or in the Asia Pacific region and they compete against CGI both in Canada and internationally. In response to this market reality, for the year ended September 30, 2024, the compensation of Named Executive Officers based in the U.S. and Canada is compared to market information from competitors based in the U.S. and Canada, while the compensation of Named Executive Officers based in France is compared to market information from competitors based in France. The Committee reviews the composition of the comparator groups annually and no changes were made to the comparator groups in fiscal 2024.

The selection criteria used to determine the companies included in the comparator groups are the following:

●	Autonomous and publicly-traded companies;

●	Large number of employees;

●	Business and strategic IT consulting, systems integration, managed IT and business process services and intellectual property solution providers;

●	International scope; and

●	Participation in the data bank for the relevant countries maintained by Willis Towers Watson, the Company’s external human resources consultant.

Each company in the following tables meets one or more of the foregoing criteria.

U.S. and Canada Comparator Group: Executives from 12 companies

Accenture plc	Experian plc
Booz Allen Hamilton Holding Corporation	Fiserv, Inc.
CACI International Inc.	Fujitsu Limited
Capgemini SE	International Business Machines Corporation
Cognizant Technology Solutions Corporation	Leidos Holdings, Inc.
DXC Technology Company	Science Applications International Corporation (SAIC)

France Comparator Group: Executives from 12 companies

Accenture plc	DXC Technology Company
Atos SE	Experian plc
Booz Allen Hamilton Holding Corporation	Fiserv, Inc.
CACI International Inc.	Fujitsu Limited
Capgemini SE	International Business Machines Corporation
Cognizant Technology Solutions Corporation	Sopra Steria Group SA

The foregoing comparator groups were used to determine the compensation of the Named Executive Officers for the fiscal year ended September 30, 2024.

Executive Compensation Components

CGI’s total executive compensation is made up of five components: base salary, short-term incentive, long-term incentive, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure that executives’ interests are aligned with CGI’s profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions. CGI’s Named Executive Officers do not participate in any defined benefit pension plans.

19	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

Component	Description	Policy Alignment with Comparator Groups
Base Salary	Annual base salary based on each executive’s responsibilities, competencies and contribution to the Company’s success.	Aligned with median base salary offered in the comparator group.
Short-Term Incentive	Annual payout based on the achievement of performance objectives in accordance with the Profit Participation Plan.	Aligned with median short-term incentives of the comparator group when performance objectives are met.
Long-Term Incentive	Grants under the Share Option Plan and/or awards under the Share Unit Plan, as applicable in each case, based on achievement of performance objectives.	Aligned with median total compensation of the comparator group when business objectives are met, or above the median to recognize an executive’s exceptional performance.
Benefits	Group benefits and employer contributions under CGI’s Share Purchase Plan.	Aligned with median benefits of the comparator group.
Perquisites	Principal perquisites include company car and related expenses, relocation costs and medical exams.	Aligned with median perquisites of the comparator group.

Total compensation is aligned with the comparator groups by taking into account the number of years of experience in the role, aligned over time with the median of the total compensation of the comparator group when business objectives are met, while exceptionally allowing for compensation above the median as necessary to recognize an executive’s exceptional and sustained contribution to the Company’s success.

The following table shows for each Named Executive Officer the compensation components as a percentage of their total compensation, at target levels, for the year ended September 30, 2024:

Name and title as at September 30, 2024	Base Salary	Short-Term Incentive	Long-Term Incentive	Benefits and Perquisites
Serge Godin Founder and Executive Chairman of the Board	8.86%	17.72%	73.08%	0.34%

George D. Schindler(a) President and Chief Executive Officer	12.42%	24.84%	62.10%	0.64%

Steve Perron	26.34%	26.34%	46.11%	1.21%
Executive Vice-President and Chief Financial Officer

François Boulanger(b) President and Chief Operating Officer	20.22%	22.25%	56.63%	0.90%

Jean-Michel Baticle President and Chief Operating Officer, and President, Western and Southern Europe	23.76%	26.13%	49.60%	0.51%

(a)

Mr. Schindler retired as President and Chief Executive Officer on September 30, 2024, and now acts as a Special Advisor to the Founder and Executive Chairman of the Board. He will continue to serve on the Board of Directors.

(b)	Mr. Boulanger was appointed President and Chief Executive Officer effective October 1, 2024.

Base Salary

The base salaries paid to Named Executive Officers are reviewed every year based on each executive’s scope of responsibilities, competencies and contribution to the Company’s success. The objective of CGI’s compensation policy for base salaries is to align them over time with the median base salary in the relevant comparator group, taking into account the number of years of experience in the role, while allowing for compensation to rise above the median in recognition of a particular executive’s exceptional and sustained contribution to the Company’s success. As part of the methodology used for fiscal 2024, the positions of Named Executive Officers were compared with generic executive positions in the compensation databases for the relevant countries maintained by Willis Towers Watson, the Company’s external human resources consultant. When differences in the level and scope of responsibilities for the comparable generic executive position are observed, the value of the generic position is adjusted to ensure that there is an appropriate basis for comparison.

Short-Term Incentive Plan – Profit Participation Plan

The Named Executive Officers participate in the Profit Participation Plan, a short-term incentive plan that pays an annual cash payout based on achievement of performance objectives as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Committee. The Profit Participation Plan is designed to provide CGI’s management and CGI Partners with an incentive to increase the profitability and growth of the Company.

Individual payouts are based on the executive’s profit participation target under the Profit Participation Plan and the achievement of performance objectives. The profit participation target varies as a percentage of base salary depending on the executive’s position and is determined in accordance with the performance factors that are directly linked to the level of achievement of the performance objectives set out in the Company’s annual budget and strategic plan. The Profit Participation Plan provides that the Founder and Executive Chairman of the Board, the Co-Chair of the Board, the President and Chief Executive Officer or the Chief Financial Officer may recommend to the Committee and to the Board of Directors

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	20

to modify payment amounts or propose revised targets based on the overall performance of the Company, an individual’s performance, exceptional market conditions and other factors.

Executive profit participation targets are reviewed annually to ensure they remain aligned with the Company’s compensation policy and continue to be competitive with CGI’s applicable comparator group.

Performance Factors

The performance factors used to determine each Named Executive Officer’s profit participation target in fiscal 2024 were based on two separate measures: profitability and growth. The achievement of profitability and growth objectives determines the performance factors that are applied to calculate the annual payout under the Profit Participation Plan. Such determination may result in a reduction or an increase in the annual payout. In the latter case, the payout may not exceed two times the target. The relative performance of the companies in CGI’s comparator group is not a factor in determining the annual payout being paid under the Profit Participation Plan.

The profitability performance factor is based on the degree of achievement of the net earnings margin excluding specific items. The growth performance factor is based on the achievement of constant currency revenue growth. Both factors are approved by the Board of Directors as part of the Company’s annual budget and strategic plan approval.

Only items that are the result of actual management operation activities are taken into account in the calculation of performance factors for compensation purposes. The performance factors are prorated between target levels.

The profitability performance factor and growth performance factor are established by determining the actual level of achievement of the budgeted profitability and growth objectives which correspond to a pre-determined numerical performance factor. The pre-determined numerical factors for Named Executive Officers are set out in the table below:

Profitability		Growth
Net earnings margin excluding specific items (a)	Profitability Performance Factor	Constant currency revenue growth(a)	Growth Performance Factor
Budgeted margin objectives on a scale of five levels	0	Budgeted revenue objectives on a scale of five levels	0
	0.25		2.00
	0.50		3.00
	1.00		3.50
	1.25		4.00

(a)

Net earnings excluding specific items is a non-generally accepted accounting principle (“non-GAAP”) measure of net earnings, excluding acquisition-related and integration costs and a cost optimization program. Constant currency revenue growth is a non-GAAP measure of revenue growth before foreign currency translation impacts. Management believes these measures are useful for executive compensation purposes as they best reflect the Company’s performance and allow for better comparability from period to period. These measures do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to similar measures used by other companies. A reconciliation of the net earnings excluding specific items to its closest IFRS Accounting Standards measure and a reconciliation of constant currency revenue growth to its closest IFRS Accounting Standards measure can be found on pages 20 and 28, respectively of the Company’s Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023, which is available on the Canadian Securities Administrators’ website at www.sedarplus.ca.

Once the profitability performance factor and the growth performance factor are established, the following formula is used to determine the payout under the Profit Participation Plan:

PROFIT PARTICIPATION TARGET X 50%	X	PROFITABILITY PERFORMANCE FACTOR	X	GROWTH PERFORMANCE FACTOR

The effect of the formula is to place importance on achieving both the growth and the profitability objectives. If the minimum threshold for either profitability or growth is not met, there is no annual payout under the Profit Participation Plan.

The profit participation targets of each of the Named Executive Officers were based on the formula above as it pertains solely to the overall Company performance.

CGI does not disclose specific profitability and growth objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements could be significantly impaired, putting incremental pressure on its profit margins. In addition, CGI believes that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

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The Founder and Executive Chairman of the Board, the Co-Chair of the Board, the President and Chief Executive Officer and the Chief Financial Officer may from time to time exercise their discretion to recommend to the Committee and the Board of Directors that incentive compensation under the Profit Participation Plan be adjusted in order to ensure that actual profit participation be equitable and balance the interests of each of the Company’s stakeholders based on the overall performance of the Company and exceptional market conditions.

For fiscal 2024, the profit participation targets and payouts received by the Named Executive Officers under the Profit Participation Plan are as follows:

Name and title as at September 30, 2024	Annual profit participation target	Annual profit participation payout
Serge Godin Founder and Executive Chairman of the Board	$2,602,000	$1,626,250

George D. Schindler(a)(c) President and Chief Executive Officer	$3,882,784	$2,426,741

Steve Perron Executive Vice-President and Chief Financial Officer	$615,000	$384,375

François Boulanger(b) President and Chief Operating Officer	$1,045,000	$653,125

Jean-Michel Baticle(d) President and Chief Operating Officer, and President, Western and Southern Europe	$1,087,222	$679,514

(a)

Mr. Schindler retired as President and Chief Executive Officer on September 30, 2024, and now acts as a Special Advisor to the Founder and Executive Chairman of the Board. He will continue to serve on the Board of Directors.

(b)	Mr. Boulanger was appointed President and Chief Executive Officer effective October 1, 2024.
(c)

Mr. Schindler is paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.3609 for each U.S. dollar in fiscal 2024. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023.

(d)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.4752 for each euro in fiscal 2024. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2024 and 2023.

Long-Term Incentive Plans

CGI’s long-term incentive plans are designed to ensure that executives’ interests are closely aligned with those of all shareholders and include the Share Option Plan for Employees, Officers and Directors of CGI Inc. and its Subsidiaries (the “Share Option Plan”) and the Share Unit Plan for Designated Leaders of CGI Inc. and its Subsidiaries (the “Share Unit Plan”). In line with practices among certain of the Company’s comparator groups, the Company’s current compensation practice is to grant, on a case-by-case basis, PSUs awarded under the Share Unit Plan as the long-term incentive component of certain of its senior executives’ compensation. As a result, for fiscal 2024, Named Executive Officers’ target long-term incentive compensation was composed solely of PSUs awarded under the Share Unit Plan.

Share Option Plan

The Share Option Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders. The Company’s practice is to apply performance vesting conditions for all stock options granted under the Share Option Plan. The percentage of stock options that become eligible to vest is based on the degree of achievement of profitability and growth objectives determined following the completion of the fiscal year and subject to adjustment in accordance with the Share Option Plan. Stock options that do not become eligible to vest are forfeited and cancelled.

Stock options that have become eligible to vest then typically vest on a time basis as follows: one-quarter when the fiscal year results are approved, one quarter on the second anniversary of the grant, one-quarter on the third anniversary of the grant, and the final quarter on the fourth anniversary of the grant. For fiscal 2024, Named Executive Officers’ target long-term incentive compensation did not include any awards under the Share Option Plan. For fiscal 2024, no stock options were granted under the Share Option Plan.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the Share Option Plan.

Share Unit Plan

Both PSUs and Restricted Share Units (“RSUs”) can be issued under the Share Unit Plan.

Each PSU entitles the holder to receive one Class A Share subject to the achievement of performance and time vesting conditions and to the terms and conditions set out in the Share Unit Plan.

PSUs have performance conditions that are determined by the Board of Directors at the time of each grant. CGI’s annual long-term incentive awards of PSUs are made at the beginning of the fiscal year. The percentage of PSUs that become eligible to vest is based on the degree of achievement of profitability and growth objectives determined following the

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completion of the fiscal year and subject to adjustment in accordance with the Share Unit Plan. Both objectives are approved by the Board of Directors concurrently with the Company’s annual budget and strategic plan approval.

PSUs that become eligible to vest then vest on a time basis. PSUs that do not become eligible to vest under the Share Unit Plan are forfeited and cancelled.

Each RSU entitles the holder to receive one Class A Share subject to time vesting conditions and to the terms and conditions set out in the Share Unit Plan. RSUs are not subject to performance conditions. For fiscal 2024, no RSUs were granted under the Share Unit Plan.

PSUs and RSUs are settled with Class A Shares purchased in the open market by the plan trustees with funds provided by CGI.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the Share Unit Plan.

Award Date Fair Value

The accounting fair value of PSUs was determined in accordance with IFRS 2 as the market value of the underlying Class A Shares on the award date. The stock-based compensation cost related to PSUs recorded in costs of services, selling and administrative expenses takes into account the actual result of the performance-based vesting and amortizes the resulting net PSU value over the four-year period. Since fiscal 2018, the Company has used the accounting fair value of PSUs as the award date fair value for compensation purposes in order to align the earned compensation with performance results.

Performance Factors and Vesting Conditions

The performance factors used to determine the number of stock options or PSUs that will vest under CGI’s long-term incentive plans are based on two separate measures: profitability and growth. The achievement of profitability and growth objectives determines the performance factors that are applied to calculate the number of PSUs or stock options that vest under CGI’s long-term incentive plans. The total percentage of PSUs or stock options eligible to vest is capped at 100%.

The profitability performance factor is based on the degree of achievement of the net earnings margin excluding specific items. The growth performance factor is based on the degree of achievement of constant currency revenue growth. Both factors are approved by the Board of Directors concurrently with the Company’s annual budget and strategic plan approval. If the minimum threshold for profitability is not met, no PSUs or stock options become eligible to vest under the long-term incentive plans. The relative performance of the companies in CGI’s comparator groups is not a factor in determining the number of PSUs or stock options that will vest under CGI’s long-term incentive plans.

Only items that are the result of actual management operation activities are taken into account in the calculation of vesting conditions for compensation purposes. The performance factors are prorated between target levels.

The profitability performance factor and growth performance factor are established by determining the actual level of achievement of the budgeted profitability and growth objectives which correspond to a pre-determined numerical performance factor. The pre-determined numerical factors for Named Executive Officers are set out in the table below:

Profitability		Growth
Net earnings margin excluding specific items (a)	Profitability Performance Factor	Constant currency revenue growth(a)	Growth Performance Factor
Budgeted margin objectives on a scale of five levels	0	Budgeted revenue objectives on a scale of five levels	0
	0.25		0.25
	0.50		0.75
	1.00		1.00
	1.25		1.25

(a)

Net earnings excluding specific items is a non-GAAP measure of net earnings, excluding acquisition-related and integration costs and a cost optimization program. Constant currency revenue growth is a non-GAAP measure of revenue growth before foreign currency translation impacts. Management believes these measures are useful for executive compensation purposes as they best reflect the Company’s performance and allow for better comparability from period to period. These measures do not have any standardized meaning under IFRS Accounting Standards as issued by IASB and may not be comparable to similar measures used by other companies. A reconciliation of the net earnings excluding specific items to its closest IFRS Accounting Standards measure and a reconciliation of constant currency revenue growth to its closest IFRS Accounting Standards measure can be found on pages 20 and 28, respectively of the Company’s Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023, which is available on the Canadian Securities Administrators’ website at www.sedarplus.ca.

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Once the profitability performance factor and growth performance factor are established, the following formula is used to determine the proportion of performance-based vesting under CGI’s long-term incentive plans.

50% OF GRANT	X	PROFITABILITY PERFORMANCE FACTOR	+	50% OF GRANT	X	GROWTH PERFORMANCE FACTOR

Long Term Incentive Plan Awards in Fiscal 2024

For fiscal 2024, an aggregate of 194,639 PSUs were awarded to the Named Executive Officers under the Share Unit Plan as part of their fiscal 2024 target compensation. The number of PSUs awarded was determined based on the long-term compensation value required to align the Named Executive Officer’s total compensation with the Company’s compensation policy. No stock options and no RSUs were granted to the Named Executive Officers as part of their fiscal 2024 target compensation. The details of these awards are shown in the Summary Compensation Table later in this document.

Based on the degree of achievement of profitability and growth objectives in fiscal 2024, 62.5% of PSUs awarded to Messrs. Godin, Schindler, Perron, Boulanger and Baticle, in respect of the long-term incentive awards for fiscal 2024, became eligible to vest. PSUs granted in fiscal 2024 under the Share Unit Plan that are eligible to vest will vest on the fourth anniversary of the award.

A table showing all outstanding unvested PSU awards held as at September 30, 2024, by the Named Executive Officers as well as the market value of such unvested PSU as of such date is provided in Appendix A.

CGI does not disclose specific profitability and growth objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements could be significantly impaired, putting incremental pressure on its profit margins. In addition, CGI believes that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

Total At Risk Compensation and Actual Payouts

A significant portion of the Named Executive Officers’ compensation, namely payments under the Profit Participation Plan and PSU awards under the Share Unit Plan, is performance-based and therefore “at risk”. The percentage of total compensation of the Named Executive Officers that was “at risk” in fiscal 2024 ranged from 72.0% to 91.0%.

The achievement of the performance factors under the Profit Participation Plan and the performance vesting conditions under the Share Option Plan and Share Unit Plan also present a meaningful challenge for the Company’s senior executives and management team because the Company consistently sets ambitious goals as part of its annual budget and strategic planning process. This is evidenced by the fact that the aggregate payout to the reported Named Executive Officers for fiscal 2024, 2023 and 2022 that was “at risk”, or subject to the achievement of performance factors or performance vesting conditions, can vary significantly and was respectively 62.50%, 92.97% and 108.14% of the target “at risk” compensation.

The table below shows the portion of the total compensation “at risk” as well as the portion of that “at risk” compensation that was actually paid out to the Named Executive Officers for the 2024 fiscal year.

Name and title as at September 30, 2024	Percentage of total target compensation “at risk”(a)	Percentage payout of “at risk” compensation(b)
Serge Godin Founder and Executive Chairman of the Board	90.80%	62.50%

George D. Schindler(c) President and Chief Executive Officer	86.94%	62.50%

Steve Perron Executive Vice-President and Chief Financial Officer	72.45%	62.50%

François Boulanger(d) President and Chief Operating Officer	78.88%	62.50%

Jean-Michel Baticle President and Chief Operating Officer, and President, Western and Southern Europe	75.73%	62.50%

(a)

This column shows the proportion of the Named Executive Officer’s total target compensation for fiscal 2024 that was “at risk” composed of the annual target payout under the Profit Participation Plan and awards under the Share Unit Plan.

(b)	This column shows the proportion of the Named Executive Officer’s total target compensation “at risk” that was actually paid out in fiscal 2024.

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(c)

Mr. Schindler retired as President and Chief Executive Officer on September 30, 2024, and now acts as a Special Advisor to the Founder and Executive Chairman of the Board. He will continue to serve on the Board of Directors.

(d)	Mr. Boulanger was appointed President and Chief Executive Officer effective October 1, 2024.

The Committee is responsible for ensuring that CGI’s executive compensation policies do not expose the Company to significant risks such as providing incentives for senior executives to engage in business strategies that could yield compensation for the executives, while negatively impacting the interests of the Company.

The Committee considers that the Company’s executive compensation policies, including those that relate to the portion of compensation for which the achievement of performance measures apply, do not expose the Company to significant risks. The short-term and long-term incentive performance-based compensation components require that the Company’s profitability and growth objectives be met. Business strategies that impair the Company’s profitability or growth, whether in the short or long-term, will not result in payouts to senior executives or management.

As per applicable securities regulation, all of the Company’s senior executives and directors are required to prepare and file reports disclosing their trading activities in the Company’s securities and the Company prepares and files the reports on their behalf. The Company therefore monitors all securities transactions by its senior executives and directors and also requires that they pre-clear their transactions with the Company.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of option grants (referred to as option-based awards) and PSU awards (referred to as share-based awards) made to the Named Executive Officers that vested in fiscal 2024 as well as the value of non-equity incentive plan compensation earned by the Named Executive Officers in fiscal 2024.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(a) ($)	Non-equity incentive plan compensation – Value earned during the year(b) ($)
Serge Godin Founder and Executive Chairman of the Board	—	$6,068,379	$1,626,250

George D. Schindler(c) President and Chief Executive Officer	—	$4,785,587	$2,426,741

Steve Perron Executive Vice-President and Chief Financial Officer	—	$91,172	$384,375

François Boulanger President and Chief Operating Officer	—	$1,257,133	$653,125

Jean-Michel Baticle(d) President and Chief Operating Officer, and President, Western and Southern Europe	—	$738,482	$679,514

(a)

With respect to the Named Executive Officers, the share-based awards that vested during fiscal 2024 were PSUs awarded to Messrs. Godin, Schindler, Perron, Boulanger and Baticle for fiscal 2020 that fully vested. In fiscal 2024, such PSUs that are eligible to vest fully vested on October 1, 2023. In accordance with the Share Unit Plan, any earned but unvested PSUs held by Mr. Schindler as of September 30, 2024, will vest automatically on the effective date of termination of his role as Special Advisor to the Founder and Executive Chairman of the Board.

(b)	This column shows the value of the annual payouts under the Profit Participation Plan received by the Named Executive Officers in respect of fiscal 2024.
(c)

Mr. Schindler is paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.3609 for each U.S. dollar in fiscal 2024. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023.

(d)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.4752 for each euro in fiscal 2024. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2024 and 2023.

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Performance Graph

The Class A Shares are listed for trading on the TSX under the symbol GIB.A and on the NYSE under the symbol GIB. The following graph compares the annual variations in the cumulative total shareholder return on the Class A Shares with the cumulative total shareholder return of the S&P/TSX and the S&P 500 stock indexes for the past six fiscal years of the Company.

Value of $100 invested on September 30, 2019

Cumulative Total Shareholder Return

	September 30, 2019	September 30, 2020	September 30, 2021	September 30, 2022	September 30, 2023	September 30, 2024
CGI	100.00	86.27	102.70	99.26	127.80	148.55
S&P/TSX	100.00	96.77	120.48	110.72	117.30	144.07
S&P 500	100.00	112.98	144.71	120.45	144.05	193.58

CGI’s executive compensation policy emphasizes incentive compensation linked to the success of the Company to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI’s management team, including the Named Executive Officers, are compensated on the basis of metrics that the Company considers to be fundamental, namely the Company’s growth and profitability.

Since 1986, the year the Company became publicly listed, the price of CGI’s Class A Shares has increased on average by approximately 17% per year. Over the five-year period between October 1, 2019 and September 30, 2024, the price of the Company’s shares increased by more than 48.5% and the cumulative total shareholder return outperformed the S&P/TSX by 4.5%.

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The following graph illustrates the relationship between the total compensation paid to the Company’s reported Named Executive Officers and cumulative total shareholder return over the period between October 1, 2019, and September 30, 2024.

Comparison of Total Compensation and Cumulative Total Shareholder Return

The chart demonstrates the relationship between cumulative total shareholder return (as calculated on the performance graph earlier in this document) and the total compensation of the Named Executive Officers. Cumulative total shareholder return has generally increased significantly during the period from fiscal 2019 to fiscal 2024, and total compensation has generally decreased or increased moderately over the same period. As a result, the total compensation as a proportion of cumulative total shareholder return has in aggregate generally decreased over the same period as the total compensation of the Named Executive Officers is linked to the performance of the Company but not directly to shareholder return.

Defined Contribution Pension Plan and Deferred Compensation Plan

Defined Contribution Pension Plan

In fiscal 2024, Mr. George D. Schindler participated in a U.S. 401(k) Plan that is a benefit available to eligible U.S.-based CGI Partners. The following table sets out the amount contributed to the plan by the Company as well as the accumulated value of the plan at the beginning and the end of the Company’s fiscal year.

Name and title as at September 30, 2024	Accumulated value at start of year(a)	Compensatory(a)	Accumulated value at year-end(a)
George D. Schindler(b) President and Chief Executive Officer	$1,914,411	$8,165	$2,451,063

(a)

The amount shown is in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.3609 for each U.S. dollar in fiscal 2024. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023.

(b)

Mr. Schindler retired as President and Chief Executive Officer on September 30, 2024, and now acts as a Special Advisor to the Founder and Executive Chairman of the Board. He will continue to serve on the Board of Directors.

Deferred Compensation Plan

In fiscal 2024, Mr. George D. Schindler had the opportunity to participate in CGI’s Non-Qualified Deferred Compensation Plan which allows participants to defer annually between 5% and 75% of their base salary, and between 5% and 90% of his awards under the Profit Participation Plan. Mr. Schindler participated in the plan during the first quarter of fiscal 2024

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only. The plan allows participants to withdraw amounts during employment and to elect, upon retirement, to receive either a lump sum payment, or instalment payments for a period of up to ten years. Decisions concerning withdrawals may be made each year at the time that the participant determines the amount of compensation to be deferred for the year. The plan offers an array of mutual funds for investment from which the plan participant may choose. Participants may change their investment directions from time to time during the plan year. The mutual fund investments are subject to market gains and losses.

Compensation of Named Executive Officers

The Summary Compensation Table that follows shows detailed information on total compensation in the form provided for by securities regulation, respectively, for Messrs. Serge Godin, George D. Schindler, Steve Perron, François Boulanger and Jean-Michel Baticle for services rendered during the fiscal years ended September 30, 2024, 2023 and 2022.

The content of the table can result in an overstatement of the compensation awarded to CGI’s Named Executive Officers. The overstatement arises because securities regulation requires that for PSU awards (referred to as share-based awards), the amount of compensation shown must be the grant date fair value. In the case of CGI’s compensation policies, all long-term incentive compensation is subject to performance vesting conditions. As a portion of PSUs awarded for fiscal 2024 generally failed to become eligible to vest as a result of the degree of achievement of performance objectives, such portion of PSUs awarded has been forfeited and cancelled. Therefore, the total compensation amount shown in this table overstates the true total compensation received by the Company’s Named Executive Officers.

Summary Compensation Table

Name and Principal Position as at September 30, 2024	Year	Salary ($)	Share- based awards (if all budgeted objectives are met)(a) ($)	Option- based awards ($)	Non-equity incentive plan compensation Annual incentive plans(b) ($)	Pension value ($)	All other compen- sation(c) ($)	Total Compen- sation ($)
Serge Godin Founder and Executive Chairman of the Board	2024	1,301,000	10,733,199	–	1,626,250	–	49,831	13,710,280
	2023	1,301,000	10,733,293	–	1,211,700	–	50,290	13,296,282
	2022	1,302,138	9,000,657	–	3,382,600	–	115,122	13,800,517

George D. Schindler(d) President and Chief Executive Officer	2024	1,921,418	9,706,991	–	2,426,741	8,165	99,243	14,162,558
	2023	1,864,343	9,336,016	–	3,126,648	8,091	97,348	14,432,446
	2022	1,687,592	7,615,065	–	4,232,653	5,111	87,542	13,627,963

Steve Perron Executive Vice-President and Chief Financial Officer	2024	572,539	1,076,249	–	384,375	–	30,428	2,063,591
	2023	497,615	750,042	–	334,900	–	22,677	1,605,234
	2022	373,341	181,885	–	160,000	–	20,370	735,596

François Boulanger President and Chief Operating Officer	2024	939,846	2,660,052	–	653,125	–	42,954	4,295,977
	2023	920,528	2,582,987	–	849,600	–	40,043	4,393,158
	2022	819,461	2,158,148	–	1,173,000	–	38,092	4,188,701

Jean-Michel Baticle(e) President and Chief Operating Officer, and President, Western and Southern Europe	2024	978,549	2,063,539	–	679,514	–	21,202	3,742,804
	2023	935,912	1,901,944	–	861,946	–	16,593	3,716,394
	2022	871,498	1,598,895	–	1,246,381	–	14,101	3,730,875

(a)

In fiscal 2024, 2023 and 2022, the award date fair value used for determining the number of PSUs awarded to the Named Executive Officers as a component of their total compensation was established using the accounting fair value, resulting in an award date fair value of $134.38, $102.83 and $107.59, respectively. In addition, PSUs awarded to the Named Executive Officers residing in Québec are taxed at a rate of 53.31%.

(b)	This column shows the value received by the Named Executive Officers under the Profit Participation Plan as part of the short-term incentive plan of the Company.
(c)

This amount includes the Company’s contribution under CGI’s Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the aggregate salary and bonus under the Profit Participation Plan for the particular fiscal year and which is therefore not required to be disclosed.

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(d)

Mr. Schindler is paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements, which was CAD1.3609, CAD1.3485 and CAD1.2777 for each U.S. dollar in fiscal 2024, 2023 and 2022, respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023, and on page 17 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2023 and 2022.

(e)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.4752, CAD1.4399 and CAD1.3833 for each euro in fiscal 2024, 2023 and 2022, respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2024 and 2023, and on page 17 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2023 and 2022.

Key Features of CGI’s Long-Term Incentive Plans

Share Option Plan

The Share Option Plan is governed by the Board of Directors. The Committee makes recommendations to the Board of Directors in relation to the Share Option Plan and to grants of stock options, and is responsible for overseeing its administration. The Board of Directors has the ultimate and sole power and authority to grant stock options under the Share Option Plan and to interpret the terms and conditions of stock options that have been granted. The Board of Directors grants stock options by identifying the CGI Partners, directors, and officers of eligible CGI entities who are to receive stock options, including the number of stock options, the subscription price, the stock option period and the vesting conditions. The determinations, designations, decisions and interpretations of the Board of Directors are binding and final. Management of the Company looks after the day-to-day administration of the Share Option Plan. The total number of Class A Shares authorized to be issued under the Share Option Plan is 53,600,000, being 23.52% of the issued and outstanding Class A Shares and Class B Shares as at September 30, 2024. As at September 30, 2024, 3,862,527 stock options were outstanding under the Share Option Plan, representing approximately 1.69% of the issued and outstanding Class A Shares and Class B Shares, 3,699,805 of which were vested as of September 30, 2024. As at such date, a total of 15,368,084 stock options remained issuable under the Share Option Plan, representing approximately 6.74% of the issued and outstanding Class A Shares and Class B Shares.

The maximum number of stock options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A Shares and Class B Shares issued and outstanding at the time of the grant. The number of Class A Shares issuable to insiders in the aggregate, at any time, pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A Shares and Class B Shares issued and outstanding. The number of Class A Shares issued to insiders within any one-year period pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A Shares and Class B Shares issued and outstanding.

For fiscal 2024, no stock options were granted under the Share Option Plan. The following table discloses the burn rate for each of the three most recently completed fiscal years for the Share Option Plan of the Company:

Burn Rate	2024	2023	2022

Total number of stock options granted under the Share Option Plan during the applicable fiscal year, divided by the weighted average number of Class A Shares and Class B Shares outstanding for the applicable fiscal year.	0.00%	0.00%	0.00%

Under the Share Option Plan, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the TSX, the Company’s shareholders or other regulatory authorities. For more information concerning the rules to amend the Share Option Plan, please refer to the heading Amendments to Share Option Plan later in this document. Stock options may not be assigned, pledged or otherwise encumbered other than by will or in accordance with the laws relating to successions.

Under the Share Option Plan, the Board of Directors, on the recommendation of the Committee, may grant to eligible participants stock options to purchase Class A Shares. The exercise price of the stock options granted is determined by the Board of Directors and cannot be lower than the closing price of the Class A Shares on the TSX on the trading day immediately preceding the day on which the stock options are granted. The Board of Directors also determines the applicable stock option period and vesting rules.

CGI Partners, officers, and directors of the Company may receive stock options under the Share Option Plan. The Board of Directors made the decision to cease granting stock options to outside directors effective October 1, 2015.

Stock options that have been granted under the Share Option Plan cease to be exercisable and all rights under those stock options lapse upon the expiry of their term, which cannot exceed ten years from their date of grant.

Upon resignation or termination, stock options that have not vested are forfeited and cancelled, and vested stock options must be exercised during a 90-day period following termination or resignation.

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Our retiring CGI Partners who meet the eligibility criteria set out in the Share Option Plan, directors who leave the Board of Directors and the estates of deceased stock option holders benefit from the automatic vesting of stock options that have become eligible to vest in accordance with performance vesting rules, but that have yet to vest due to time-based vesting. Those stock options must be exercised within 90 days in the case of retirement or 180 days if the stock option holder dies, subject to the extension of the exercise periods explained in more detail below. The Board of Directors, on the recommendation of the Committee, has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any stock option is ten years from the time it is granted.

The Company does not provide any financial assistance to participants under the Share Option Plan.

Blackout Periods

In keeping with CGI’s Insider Trading and Blackout Periods Policy, stock options may not be exercised by insiders when a trading blackout period is in effect. If the date on which a stock option expires occurs during a blackout period or within ten business days after the last day of a blackout period, the date of expiry of the stock option will be the tenth business day following the termination of the blackout period.

Extensions for Length of Service

Our retiring CGI Partners who meet the eligibility criteria set out in the Share Option Plan, directors and officers, as well as the estates of deceased stock option holders earn one day of extension for every three days of service to the Company, up to a maximum extension period of three years. The extension period is earned pro-rata day by day during the stock option holder’s service to the Company. The extension period for length of service cannot extend the life of a stock option beyond the period of time determined by the Board of Directors as the stock option term and, which may not exceed ten years from the date of grant.

Amendments to Share Option Plan

The Board of Directors, on the recommendation of the Committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding stock option provided that no amendment, suspension or termination may be made without:

●	obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the Share Option Plan, as explained in more detail below;

●	obtaining any required approval of any applicable regulatory authority or stock exchange; and

●

in the case of issued and outstanding stock options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

●	changing the eligibility for, and limitations on, participation in the Share Option Plan;

●

modifying the periods during which stock options may be exercised, subject to (i) the stock option period terminating on or before the tenth anniversary of the date of the grant of the stock option and subject to the effect of blackout periods, and (ii) a maximum stock option exercise period extension of three years;

●

changing the terms on which stock options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the Share Option Plan, to the extent that the subscription price is not reduced, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

●	making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

●	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

●	changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding stock option, lead to a significant or unreasonable dilution of the issued and outstanding shares, extend the expiry date of stock options held by insiders beyond the exercise periods contemplated under the Share Option Plan, or provide additional material benefits to insiders of the Company, requires shareholder approval.

Equity Compensation Plan Information as at September 30, 2024

The following table shows the total number of shares to be issued upon the exercise of outstanding stock options under all of CGI’s equity-based compensation plans, their weighted average exercise price, and the number of shares available for future issuance.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	30

Plan Category	Number of Class A Shares to be issued upon the exercise of outstanding stock options (#)	Weighted average exercise price of outstanding stock options ($)	Number of Class A Shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding stock options) (#)
Equity compensation plans approved by shareholders	3,862,527	74.53	15,368,084
Equity compensation plans not approved by shareholders	-	-	-
Total	3,862,527	74.53	15,368,084

Share Unit Plan

The Share Unit Plan is governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the Share Unit Plan and to awards of PSUs and RSUs. The Board of Directors has the ultimate and sole power and authority to award PSUs and RSUs under the Share Unit Plan and to interpret the terms and conditions of PSUs and RSUs that have been awarded.

Under the Share Unit Plan, the Board of Directors may at any time amend, suspend or terminate the Share Unit Plan, in whole or in part, or amend any term of any issued and outstanding awards including the earning, vesting and expiry of an outstanding award. PSUs and RSUs may not be assigned, pledged or otherwise encumbered other than by will or in accordance with the laws relating to successions.

Under the Share Unit Plan, the Board of Directors may award PSUs and RSUs to executives and to other eligible participants. Each PSU or RSU entitles the participant to receive one Class A Share, subject to time vesting conditions and, as applicable in respect of PSUs only, the achievement of performance objectives.

Following an award of PSUs or RSUs, the applicable plan trustee purchases in the open market the shares required to fulfill its delivery obligations on settlement. The applicable plan trustee holds the shares in trust for the purposes of the Share Unit Plan.

Subject to trading blackout periods, PSUs and RSUs are settled within 30 days of vesting. On the settlement date, participants receive from the applicable plan trustee a number of Class A Shares equal to the number of PSUs or RSUs that have vested, less any Class A Shares withheld to satisfy tax obligations. Participants under the Share Unit Plan may elect to defer the settlement of PSUs or RSUs to a later date, which cannot be later than the expiry date of the PSUs or RSUs.

Upon resignation or termination, PSUs and RSUs that have not vested (including, for greater certainty, any earned or unearned PSUs) expire and are forfeited and cancelled. PSUs and RSUs that have vested are settled in accordance with the Share Unit Plan.

Participants who retire and meet the eligibility criteria set out in the Share Unit Plan, and the estates of deceased participants, benefit from the automatic vesting of RSUs and automatic vesting of PSUs that have become eligible to vest in accordance with performance vesting conditions, but that have yet to vest due to time-based vesting. Those PSUs and RSUs are settled in accordance with the Share Unit Plan.

PSUs and RSUs expire on the business day preceding December 30 of the third calendar year following the end of the fiscal year during which the PSU or RSU award is made. On the expiry date, all remaining PSUs in the participant’s account that are eligible to vest but that have not yet vested, and all remaining RSUs, are automatically vested and settled.

In accordance with the terms of the Share Unit Plan, participants as of the record date set for which cash dividends are paid on Class A Shares shall, unless otherwise determined by the Board of Directors, receive, on such dividend payment date, dividend equivalents in the form of additional PSUs and/or RSUs (including fractional PSUs and/or RSUs) (“Dividend Equivalents”). The Dividend Equivalents are subject to the same conditions as the underlying PSUs and/or RSUs with respect to the which the Dividends Equivalents were credited, including, without limitation, any vesting conditions set forth in the applicable the Share Unit Plan and the provisions governing the time and form of settlement applicable to the underlying PSUs and/or RSUs. For fiscal 2024, no Dividend Equivalents were granted under the Share Unit Plan.

The Company does not provide any financial assistance to participants under the Share Unit Plan.

Blackout Periods

In keeping with CGI’s Insider Trading and Blackout Periods Policy, there cannot be any settlement of PSUs or RSUs under the Share Unit Plan when a trading blackout period is in effect. If the date of settlement of a PSU or RSU falls during a blackout period, such date will be postponed until the first business day following the termination of the blackout period or the expiry of any regulatory notice period, as applicable.

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Termination Benefits

The Named Executive Officers do not benefit from special contractual rights upon employment termination. They are therefore entitled to the same rights as those available to all our CGI Partners under the laws applicable to their employment. The provisions that apply to termination of employment under the Share Option Plan and under the Share Unit Plan apply in the same way to all participants under those plans and they are described above under the headings Share Option Plan and Share Unit Plan.

Compensation of Directors

Board of Directors and Standing Committee Fees

For fiscal 2024, Ms. Julie Godin and Messrs. Serge Godin, André Imbeau, and George D. Schindler were not compensated for their role as directors of the Company.

The compensation paid to the outside directors consists of a flat fee structure. The following table sets out the elements of the compensation paid to outside directors for the year ended September 30, 2024:

Component	Amount
Board Retainer (includes membership in Committees)	$ 225,000
Lead Director	$ 65,000
Committee Chair Retainer	$ 35,000

Directors must receive at least half of their Board retainer in DSUs, subject to the exceptions listed below. The remaining half of the Board retainer and the other retainers may also be payable in DSUs at the election of the director. A director can elect to receive the entire amount of the Board retainer in cash instead of in DSUs if (i) the director is not a resident of Canada for income tax purposes, (ii) the director purchased in the open market the same number of Class A Shares he or she would have received in the form of DSUs, or (iii) the director is otherwise exempted by the Board of Directors. Directors who must travel significant distances to attend meetings of the Board of Directors and its standing committees also receive long distance travel allowances.

Effective October 1, 2024, the Board retainer was increased from $225,000 to $250,000. All other retainers and fees remain unchanged.

For the year ended September 30, 2024, the compensation paid to directors was as follows:

Directors’ Compensation Table

Name(a)	Cash Fees(b) ($)	Share-Based Awards(c) ($)	All other compensation(d) ($)	Total ($)

Sophie Brochu	-	251,250	-	251,250

George A. Cope	-	290,000	-	290,000

Jacynthe Côté(e)	-	168,750	-	168,750

Gilles Labbé	-	260,000	-	260,000

Michael B. Pedersen	-	260,000	-	260,000

Stephen S. Poloz(g)	112,500	112,500	-	225,000

Mary G. Powell(g)	153,101	153,101	20,414	326,616

Alison C. Reed(g)	306,203	-	27,218	333,421

Michael E. Roach(f)	-	-	-	-

Kathy N. Waller(g)	153,101	153,101	-	306,203

Frank Witter(g)	172,239	133,964	6,805	313,007

(a)

Ms. Godin and Messrs. Godin, Imbeau and Schindler were not compensated for their role as directors of the Company. Ms. Godin received $3,647,444 in fiscal 2024 as compensation in respect of her services as an executive officer of the Company and Mr. Imbeau received $585,058 in fiscal 2024 as compensation in respect of his services as an officer of the Company. Please refer to the Summary Compensation Table earlier in this document for a summary of Messrs. Godin and Schindler’s fiscal 2024 compensation. Mr. Boulanger is not included in the table as he was not a director in fiscal 2024.

(b)

This column shows the retainer fees paid in cash to the directors for fiscal 2024. Mses. Brochu and Côté and Messrs. Cope, Labbé and Pedersen elected to receive 100% of their total annual retainers in the form of DSUs. Messrs. Poloz and Roach elected to receive 50% of their total annual retainers in cash. Mses. Powell, Reed and Waller and Mr. Witter were exempted from the requirement to receive 50% of their Board retainers in DSUs as they are non-residents of Canada for income tax purposes.

(c)	This column shows the value of the retainer fees paid in DSUs to the directors for fiscal 2024.
(d)	The amounts shown as “All other compensation” are in respect of long-distance travel allowances.
(e)	Ms. Côté joined the Board of Directors on January 31, 2024. Ms. Côté was appointed as member of the Corporate Governance Committee and Human Resources Committee on January 31, 2024.
(f)	Mr. Roach resigned as a member of the Board of Directors on March 31, 2024.
(g)

Mses. Powell, Reed and Waller and Mr. Witter are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.3609 for each U.S. dollar for fiscal 2024. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	32

Deferred Stock Units Plan and Deferred Stock Units Granted to Directors

CGI’s deferred stock unit plan for members of the Board of Directors (the “DSU Plan”) provides non-cash compensation to directors. The DSU Plan is governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the DSU Plan and to awards of DSUs. The Board of Directors has the ultimate and sole power and authority to award DSUs under the DSU Plan and to interpret the terms and conditions of DSUs that have been awarded. Management of the Company is responsible for the day-to-day administration of the DSU Plan.

The Board of Directors may at any time amend or terminate the DSU Plan, including to suspend or limit the right of directors to participate in the DSU Plan. DSUs may not be assigned, sold or otherwise disposed of, except by will or in accordance with the laws relating to successions.

The number of DSUs credited to a director on each retainer payment date is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of the Class A Shares on the TSX on the day immediately preceding the retainer payment date. Once credited, the value of the DSUs credited to a director’s DSU account is determined based on the market price of the Class A Shares.

The value of DSUs credited to the director’s account is payable only after the director has ceased to be a member of the Board of Directors. The amount paid at the time of redemption corresponds to the number of DSUs accumulated by the director multiplied by the closing price of the Class A Shares on the payment date. The amount is paid in cash and is subject to applicable withholding taxes.

In accordance with the terms of the DSU Plan, directors as of the record date set for which cash dividends are paid on Class A Shares shall, unless otherwise determined by the Board of Directors, receive, on such dividend payment date, dividend equivalents in the form of additional DSUs (including fractional DSUs) (“DSU Dividend Equivalents”). The DSU Dividend Equivalents are subject to the same conditions as the underlying DSUs with respect to which the DSU Dividend Equivalents were credited and shall be redeemed on the same basis as the underlying DSUs in accordance with the DSU Plan, including, without limitation, the provisions governing the time and form of settlement applicable to the underlying DSUs. For fiscal 2024, no DSU Dividend Equivalents were granted under the DSU Plan.

Stock Options Held by Directors

Up until fiscal 2015, members of the Board of Directors were entitled to grants of stock options under the Share Option Plan. Each such stock option was issued with a ten-year exercise period and a four-year vesting period and the exercise price of all options granted to directors was equal to the closing price of the Class A Shares on the TSX on the trading day immediately preceding the date of the grant.

See the table in Appendix B for an overview of all outstanding stock options held as at September 30, 2024, by the members of the Board of Directors who are not Named Executive Officers as well as the in-the-money value of such stock options and the aggregate value of outstanding and vested DSUs held in respect of their services for completed fiscal years. For members of the Board of Directors who are Named Executive Officers, please refer to the table in Appendix A.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of stock option grants (referred to as option-based awards) and DSU awards (referred to as share-based awards) made to members of the Board of Directors who are not Named Executive Officers that vested in fiscal 2024. Outside directors did not receive any non-equity incentive plan compensation in fiscal 2024.

Name(a)	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(b) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Sophie Brochu	-	251,250	-

George A. Cope	-	290,000	-

Jacynthe Côté(c)	-	168,750	-

Julie Godin	-	787,750	532,813

André Imbeau(d)	-	-	-

Gilles Labbé	-	260,000	-

Michael B. Pedersen	-	260,000	-

Stephen S. Poloz	-	112,500	-

Mary G. Powell(f)	-	153,101	-

Alison C. Reed(f)	-	-	-

Michael E. Roach(e)	-	56,250	-

Kathy N. Waller(f)	-	153,101	-

Frank Witter(f)	-	133,964	-

(a)

The value vested or earned during fiscal 2024 for Messrs. Godin and Schindler are set out in the table titled Incentive Plan Awards – Value Vested During the Year under the heading Compensation of Named Executive Officers earlier in this document as they are Named Executive Officers.

(b)	The share-based awards are DSUs. See the heading Deferred Stock Units Plan and Deferred Stock Units Granted to Directors earlier in this document for a description of DSUs granted to directors.

33	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

(c)	Ms. Côté joined the Board of Directors on January 31, 2024. Ms. Côté was appointed as member of the Corporate Governance Committee and Human Resources Committee on January 31, 2024.
(d)	Mr. Imbeau resigned as a member of the Board of Directors on May 28, 2024.
(e)	Mr. Roach resigned as a member of the Board of Directors on March 31, 2024.
(f)

Mses. Powell, Reed and Waller and Mr. Witter are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.3609 for each U.S. dollar for fiscal 2024. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023.

Additional Disclosure Relating to Directors and Named Executive Officers

As at December 2, 2024, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

To the best knowledge of the Company and based upon information provided by each nominee director, no such nominee is, as at the date of this Management Proxy Circular, or has been within ten years before the date of this Management Proxy Circular a director or executive officer of any company (including the Company) that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Report of the Corporate Governance Committee

The Committee has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to the composition of the Board of Directors and its standing committees. The Committee also administers the self-assessment process for the Board of Directors, its standing committees and individual directors.

The Committee is composed of Messrs. Michael B. Pedersen, Chair of the Committee, and George A. Cope, Lead Director, and Mses. Sophie Brochu, Jacynthe Côté and Mary G. Powell, all of whom are independent directors. The Committee held three regular meetings during fiscal 2024. Mr. Pedersen’s role and responsibilities as Chair of the Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs later in this document.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of CGI’s Board of Directors). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

●	developing the Company’s approach to governance issues and the Company’s response to corporate governance requirements and guidelines;

●	reviewing the composition and contribution of the Board of Directors, its standing committees and members, and recommending Board nominees;

●	reviewing the Company’s Environmental (including climate change), Social and Governance (ESG) strategies, objectives, policies and practices;

●	overseeing the orientation and continuing education program for directors;

●

reviewing the Company’s policies and processes related to the Company’s purpose as an organization, which is to seek the best equilibrium between its three stakeholders and the communities in which its CGI Partners live and work;

●	carrying out the annual Board of Directors self-assessment process; and

●	helping to maintain an effective interaction between the Board of Directors and management.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI’s corporate governance practices. CGI is a foreign private issuer, as defined under the U.S. Securities Exchange Act of 1934, as amended, and files disclosure documents in accordance with the multijurisdictional disclosure system (MJDS). As such, many of the corporate governance rules applicable to U.S. domestic companies are not applicable to CGI. However, CGI’s corporate governance practices generally conform to those followed by U.S. domestic companies under the NYSE listing standards, other than with respect to certain specific rules, including that CGI requires shareholder approval of share compensation arrangements involving the issuances of new shares, but does not require such approval if the compensation arrangement involves only shares purchased in the open market, consistent with the laws applicable to CGI.

CGI’s Shareholders

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each Annual General Meeting of Shareholders, the Company’s shareholders elect the members of the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year. Shareholders have the option of withholding their votes for individual directors, should they wish to do so.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	34

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and its standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation and regulations. Mr. Serge Godin, CGI’s Founder and Executive Chairman of the Board, is a director of CGI and, as at December 2, 2024, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing approximately 54.32% of the votes attached to all of the Company’s outstanding voting shares.

As with the Company’s other stakeholders, its clients and its CGI Partners, the Company constantly solicits feedback from shareholders as well as from the investment community. This feedback is an integral input to our strategic planning process and assists the Company to continuously improve its investor relations program, financial disclosure, and to compare its performance objectively against other publicly traded companies. The Company has a Shareholder Partnership Management Framework (“SPMF”) which describes the management of its information and relationship with its investors beyond the prescribed activities associated with corporate governance, transparency and the disclosure of results. The SPMF structures the processes and information flows between CGI and its shareholders as well as the investment community, including both buy-side (institutional investors) and sell-side (investment dealers) research analysts. Through interactions with the investment community, governed by the SPMF, suggestions for improvement received are acted upon as a means of assuring continuous improvement. During fiscal 2024, the Company had over 350 interactions with shareholders and other investors worldwide, as well as sell-side research analysts. The Company is ISO 9001 certified for the application of the SPMF in its operations and for the management of its relationship with its shareholders.

In addition to the SPMF process, any shareholder of CGI who wishes to contact CGI’s independent directors directly may do so by e-mail sent to the Lead Director at lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

Shareholder Satisfaction Assessment Program

Since fiscal 2019, the Company includes a Shareholder Satisfaction Assessment Program (“SSAP”) questionnaire as part of its SPMF processes. The SSAP questionnaire solicits direct feedback from shareholders on key corporate governance practices, including in respect of executive compensation, and requests shareholder ratings of governance practices on a 10-point scale. With respect to institutional investors, the SSAP is provided directly to the individuals responsible for the investment in the Company and not to proxy departments or external advisors as they are less likely to have a complete understanding of CGI’s business, operations and functioning. The SSAP was provided to shareholders and other investors with whom SPMF meetings were held in fiscal 2024. The average SSAP score of the Company in fiscal 2024 was 9.1/10 and few concerns were raised by shareholders with respect to the Company’s corporate governance practices. The Company is committed to maintaining an open and transparent dialogue with its shareholders and addressing their concerns, including with respect to executive compensation. The Company believes that the measures in place are more meaningful than a simple binary advisory vote.

The Company will continue to use the SSAP questionnaire in fiscal 2025 to solicit direct feedback on its corporate governance practices with a view to tracking shareholder feedback over time on key corporate governance issues, such as the appropriateness of executive compensation. Shareholders of CGI who wish to participate in the SSAP process directly may contact CGI’s Investor Relations department by sending an e-mail to ir@cgi.com or as follows:

Investor Relations

CGI Inc.

1350 René-Lévesque Boulevard West

20th Floor

Montréal, Quebec

Canada

H3G 1T4

Tel.: +1-514-841-3200

Environmental, Social and Governance

At CGI, we are committed to contributing to the development of an inclusive, collaborative and sustainable world. One of our strategic goals is to be recognized by our stakeholders as an engaged, ethical and responsible corporate citizen. Our core value of corporate social responsibility is a foundation that drives our Environmental, Social and Governance (“ESG”) strategy. As a global company and digital services leader, we have a responsibility to conduct business ethically and sustainably, and integrate these principles in our core operating practices. More specifically, we enable CGI Partners to be actively engaged in the communities where we live and work by prioritizing partnerships with clients, and also by collaborating, across CGI’s global footprint, with educational institutions and other local organizations, on three priorities: climate, people and communities.

35	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

●

Climate priority: We demonstrate our commitment to an environmentally sustainable world through projects delivered in collaboration with clients, our solutions, and through our operating and transportation practices, supply chain management and community service activities.

●

People priority: We champion digital inclusion for all citizens, taking actions locally to improve access to technology, education, and mentoring in order to help everyone be successful in a digital society.

●

Communities priority: We commit to positively contribute to society by leveraging our CGI Partners’ personal engagement and IT business expertise through investment in social impact projects and local economic growth initiatives.

Our ESG commitment motivates us to help our clients satisfy the needs of their customers and citizens, enhance the lives and careers of our CGI Partners and generate superior value for our shareholders through socially and environmentally sustainable and ethical business strategies and practices. In 2024, we continued to dedicate substantial efforts to our ESG engagement through various key initiatives, including the release of our yearly global ESG report, and by the monitoring of our commitment to achieve net-zero carbon emissions under our direct and indirect control as defined by the Greenhouse Gas Protocol.

Our ESG commitment engages the Company to:

●	partner with our clients in developing environmentally sustainable solutions and collectively supporting the communities where we live and work;

●	improve the environment through sustainable operating practices, community service activities and green IT offerings;

●	provide our CGI Partners with health, safety and well-being programs that positively influence their well-being and satisfaction;

●	operate ethically through strong Codes of Ethics and strong corporate governance;

●	ensure responsible supply chain management; and

●	offer an ownership program (which both creates wealth within local communities and provides our CGI Partners with the same rights as all other shareholders).

Environmental: Accelerating Our Transition to Net-Zero

Through our climate priority, we focus on embedding initiatives in our action plans to achieve our net-zero goal on scopes 1 and 2 and business travel for scope 3.

CGI combines our in-depth knowledge and end-to-end services to help our clients manage sustainability challenges and opportunities. These solutions seek to reduce environmental impact and energy costs while improving our clients’ regulatory compliance and the well-being of their employees, citizens and customers. Our reduction in carbon emissions is driven by many of our departments including facilities, data center management, procurement, and our CGI Partners, all working together to embed their actions and initiatives into the way we operate.

We announced our commitment to the Science Based Targets initiative (SBTi). Underpinned by science, we will set reduction targets for all emissions, including through our supply chain. We will set our near-term targets, and we will define our new roadmap with net reduction targets aligned with the Paris Agreement’s 1.5°C objective.

As a managed IT services provider, infrastructure services and data centers are the core of our operations. Our continuous effort to increase renewable energy usage and to implement energy efficiency has dramatically reduced our energy consumption and carbon emissions.

In this year’s milestone, we reached our target of 100% of scope 2 data centers powered by renewable electricity. This important progress is possible due to the strong commitment of our teams around the world. We are actively transitioning more offices to renewable energy and integrating climate impacts into all of our real estate decisions.

In addition, CGI’s operations in the majority of European countries in which it operates are ISO 14001 certified for effective environmental management systems (France, Luxembourg, UK, Germany, Sweden, Finland, Netherlands, Denmark, Norway, Portugal, Spain, Czech Republic, Slovakia, Romania and Morocco). In doing so, these operations are reporting key performance metrics and local initiatives which contribute to the continuous improvement of the economic, social and environmental well-being of the communities in which they are based.

Social: Nurturing Our Communities and Talent to Shape the Digital Future

At CGI, we believe a more diverse, equitable, and inclusive professional community drives value and innovation. We welcome a broad and diverse group of talent and invest in attracting people from communities currently underrepresented in IT.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	36

Diversity, Equity and Inclusion

As a global company, we recognize the richness that diversity brings to the Company and welcome this diversity as part of CGI’s business culture. Valuing diversity, equity and inclusion (“DEI”) is an integral part of the way we do business.

CGI believes that creating a culture of belonging requires conscious and intentional effort. In this context, the company has an ambitious DEI strategy that focuses on making inclusion a concrete action throughout the organization, providing a framework that enables each person to bring their whole self to work and for all CGI Partners to work together in a highly collaborative and respectful manner.

CGI is committed to increasing diversity in all aspects and embracing the presence of differences in our workforce. This includes, but is not limited to, race and ethnicity, gender and gender identity, sexual orientation, socioeconomic status, language, culture, national origin, religious commitments, age, and disability status.

DEI is embedded in our strategic business units’ operating strategies, professional development, personal well-being and succession planning. Diversity dashboards and key measures are published based on local compliance requirements and cultural practices.

Following are a few of our DEI initiatives in place around the globe:

●

Local awareness trainings, webinars and tools on diversity, discrimination and harassment issues, for our CGI Partners and leaders to develop the right attitude, acquire the skills and use the tools to lead inclusively.

●	All our strategic business units have programs to support the development of women’s careers, including through mentorship and sponsorship.

●	CGI resource groups that foster inclusion and empower our CGI Partners to achieve their goals.

◾	CGI resource groups are employee-driven groups supported by CGI leadership, cabinet-level executive sponsors and the DEI team.

◾	They are drawn together by common characteristics.

◾

Specific employee-led networks provide an inclusive community where those who are affected by visible or non-visible disabilities, long-term health conditions, and caring responsibilities, may find support and share experiences.

A Safe and Empowering Work Environment

We continuously drive initiatives and provide services to support physical, mental, and social health. We recognize that the regular promotion of these factors is crucial to work-life balance and overall quality of life. We encourage our CGI Partners to make suggestions, ask questions and communicate issues and concerns through programs embedded in our CGI Partner Partnership Management Framework. We provide the tools and resources to all our CGI Partners for learning development, performance management and career development.

Educational Initiatives

We are championing digital inclusion for students of all ages by improving access to technology education, mentoring, and reducing inequities by preparing students to succeed in a digital society. For example, in collaboration with our CGI Partners , our global flagship program, STEM@CGI, introduces young people, mainly from under-represented populations, to science, technology, engineering, and math. We have also developed several programs enabling young adults to pursue IT careers or individuals to be trained and reskilled for new careers.

Communities

Our involvement in communities is fundamentally part of our DNA and we have always encouraged our CGI Partners to get involved and volunteer their skills and experience to advance the well-being of the communities where they live and work. Once again this year, we mobilized as an organization and through the actions of our CGI Partners to respond to serious emergencies.

Our CGI For Good tool, a digital employee volunteering platform to support communities in need, is deployed in all CGI geographies. This tool gives our CGI Partners access to a wide range of in-person and remote volunteering opportunities with local non-profit and charitable organizations, and also empowers our CGI Partners to create their own opportunities in response to the needs of the communities where they live and work. CGI For Good also enables us to run global fundraising campaigns to help affected communities where we have offices.

Stakeholders

We remain committed to maintaining the best equilibrium among our three stakeholders and our communities. A key element of this balance is our commitment to advancing CGI’s ESG strategies, which are integral to our long-term performance and sustainable value creation. These ESG strategies are inspired by the CGI Dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.”

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Our “Corporate Social Responsibility” value aligns with this holistic approach, and our goal of being recognized as an engaged, ethical, and responsible corporate citizen.

For investors, ESG metrics have become a critical tool in assessing the value and growth potential of an organization. CGI’s ESG reporting plays a pivotal role in helping its investors make informed decisions, providing transparency and insights into our sustainable practices and long-term strategy.

Clients are increasingly choosing to do business with organizations that reflect their own beliefs around governance, sustainability and ethical practices. CGI’s ongoing progress, including its commitment to SBTi and participation in top sustainability indices, strengthens our position as a trusted partner in this space. We also help clients activate and advance their sustainability goals through innovation, ecosystem collaboration, enabling technologies and relevant data—helping them move from aspiration to action.

CGI Partners are the driving force behind our ESG journey. They are actively seeking opportunities to make a positive impact. We listen to their perspectives and incorporate their insights through various initiatives (training programs, employee resource groups, and feedback channels) and enable them to be engaged in the communities where they live and work through partnerships with clients, educational institutions and other local organizations. By empowering our teams to integrate ESG considerations into their daily operations, we ensure that ESG principles are deeply embedded throughout our organization.

Human Rights – Fighting Against Forced Labour and Child Labour

In our own activities and throughout our supply chain, we are fully committed to respecting human rights in accordance with United Nations principles and in alignment with our company values. To uphold our commitment to equality, anti-harassment, and anti-discrimination, both within and outside the company, we must maintain awareness of risks to the human rights of members belonging to marginalized groups.

In 2024, we published our first Fighting Against Forced Labour and Child Labour Report which details measures we have taken to identify, address and prevent forced labour in our operations and supply chains. This report outlines both our global approach and alignment with local regulation in the prevention and reduction of risks associated with all forms of modern slavery, as well as our established commitment to providing safe and fair working conditions for all our CGI Partners.

Governance: Creating Value Responsibly and Ethically

We prioritize decision-making that creates value for our company and stakeholders through: responsible leadership and corporate governance, engagement with our stakeholders and ESG dialogue, business ethics, values and integrity, business resilience to systemic risks, profitable and sustainable growth, data privacy and cybersecurity, ESG governance and reporting, responsible procurement, and human rights.

The Corporate Governance Committee is responsible for reviewing ESG strategies, objectives, policies and practices and updating the Board of Directors on ESG issues and risks. The Board of Directors oversees ESG initiatives and commitments, and considers health, safety, and ESG matters through various reports and presentations. The Board of Directors also reviews and approves any material public disclosure with respect to ESG matters, including climate change and our ESG global report.

CGI has qualified for inclusion within top indices that cover the world’s most sustainable companies, including the Dow Jones Sustainability Indices for the past ten years and the FTSE4 Good Index Series for over a decade. In fiscal 2024, CGI was awarded gold rating by EcoVadis, placing CGI in the top 5% of companies for sustainable business practices The EcoVadis gold rating reflects CGI’s ongoing implementation and integration of measurable and traceable initiatives in the categories of environment, labour and human rights, ethics and sustainable procurement practices. The Company also responds annually to the Carbon Disclosure Project disclosing its progress in furthering steps to effectively reduce emissions to promote advanced environmental stewardship.

In March 2020, CGI joined the United Nations Global Compact with a commitment to mainstream its ten universal principles in the areas of human rights, labour, environment and anti-corruption in CGI’s strategy, culture and day-to-day operations. We seek to advance and engage in the United Nations’ broader priorities, particularly the Sustainable Development Goals.

Corporate Governance and Diversity

The notion of diversity is a core element to CGI’s values and it is included in its Board of Directors’ and standing committees’ charters and related work programs. The Corporate Governance Committee and the Board of Directors continue to believe in the importance of balancing all eligibility criteria, including appropriate competencies, skills, industry knowledge, financial experience and personal qualities of candidates, as well as the diversity of their background (including gender, ethnicity, race, disability, age, experience and geographical representation), when considering director candidates and officer appointments. The mandates of the Corporate Governance Committee and Human Resources Committee specifically detail the criteria to be considered for board candidates and officer appointments to support diversity among the Board of Directors and the Company’s executives. The selection criteria for CGI’s Board of Directors and executive officers includes not only their skills and expertise required to achieve stewardship and management of CGI, their knowledge of the vertical markets in which the Company operates, and their operational and financial literacy, but also the diversity of their background. CGI’s success is due in large measure to the Company’s experience and expertise in the vertical markets in which it operates.

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The selection criteria for CGI’s Board of Directors and executive officers recognize this important factor and are designed to ensure that the Company supports its diversity objective and continues to have the subject matter experts on the Board of Directors and among its executives who can effectively provide experience, expertise and business and operational insight into each of the vertical markets in which the Company operates.

The work program of the Corporate Governance Committee provides for an annual review of the measures applied by the Company to promote diversity, their effectiveness, and the annual and cumulative progress made in achieving their objectives, which results are then reviewed annually by the Board of Directors. The charters of the Board of Directors and of the Corporate Governance Committee include the Company’s objective of having a Board of Directors composed of at least 30% of women. CGI is very proud to have exceeded this objective and we will continue to monitor our progress (see the heading Nomination Process for the Board of Directors and Executive Officers in this document).

Majority Voting Policy

The Company has adopted a Majority Voting Policy for Directors (the “Majority Voting Policy”) to ensure that the Board of Directors of the Company remains composed of directors elected by a majority of the votes cast in favour of their election.

In an uncontested election of directors of the Company, a nominee for election to the Board of Directors must immediately offer to resign by tendering a resignation letter to the Chairman of the Board of Directors following the shareholders meeting at which the election took place if the number of votes that have been withheld from the director is equal to or greater than the number of votes cast in favour of the director. The Committee will meet promptly following the receipt of the resignation to consider the director’s offer to resign.

The Committee will recommend to the Board of Directors that the resignation be accepted unless the Committee determines that exceptional circumstances exist that justify the Committee’s recommendation that the resignation not be accepted. The Board of Directors will act on the Committee’s recommendation within 90 days following the shareholders’ meeting at which the director was elected. In deciding whether to accept the recommendation of the Committee, the Board of Directors will consider the factors examined by the Committee and may in addition consider any information it determines in its sole discretion to be relevant to its decision. The Board of Directors will accept the resignation unless it determines that exceptional circumstances justify otherwise. Following its decision, the Board of Directors will issue a press release concerning its decision, and stating the reasons for not accepting the resignation if that is the case, a copy of which shall be promptly provided to the TSX.

A director who is required to offer a resignation in accordance with the Majority Voting Policy shall not participate in any manner in the meeting or meetings of the Committee and of the Board of Directors convened to consider the resignation. A director who fails to offer to resign in accordance with the Majority Voting Policy will not be re-nominated by the Board of Directors for election by the shareholders.

Clawback Policy

The Company has adopted an incentive compensation clawback policy (the “Clawback Policy”) which mandates the Board of Directors to require the reimbursement of short-term and long-term incentive compensation received by certain officers and other of our CGI Partners, if such compensation was paid in whole or in part as a result of gross negligence, intentional misconduct, theft, embezzlement, fraud or other serious misconduct, or in the event of a restatement of the Company’s annual or interim financial statements resulting from material non-compliance with any financial reporting requirements under applicable laws, including any required accounting restatement to correct an error in previously issued annual or interim financial statements that is material to such previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

The Clawback Policy applies to any officer of the Company and any other individual who may be designated from time to time by the Board of Directors and includes compensation under any short-term or long-term incentive plan, including the Profit Participation Plan, the Share Option Plan, the Share Unit Plan and any other compensation that is based on the attainment of a financial reporting measure. Recovery under the Clawback Policy is limited to compensation paid or granted to, or received or earned by, or vested in favour of any covered leader, based wholly or in part upon the attainment of a financial reporting measure, during the three financial years immediately preceding the restatement of the annual or interim financial statements and may be implemented through various forms, including direct reimbursement, deduction from salary or future payments, grants or awards of incentive compensation, or cancellation or forfeiture of vested or unvested stock options, PSUs or any other incentive awards held by the individual.

Insider Trading and Blackout Periods Policy

The Company has adopted an Insider Trading and Blackout Periods Policy which is designed to prevent improper trading in the securities of CGI and the improper communication of privileged or material information with respect to CGI that has not been generally disclosed, including compliance with insider trading and tipping rules. Under the policy, those who normally have access to material information that has not been generally disclosed may only trade in CGI securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter. Discretionary blackout periods and restrictions on trading in securities applicable to certain designated employees may also be prescribed from time to time for such period of time as is deemed necessary as a result of special circumstances relating

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to the Company. The policy also provides processes for the pre-clearance of trades in CGI securities and for reporting by the reporting insiders of the Company.

The Insider Trading and Blackout Periods Policy contains anti-hedging restrictions to ensure that senior executives, including the Chief Executive Officer, are restricted from engaging in short sales, transactions in derivatives in respect of Company’s securities or any other hedging or equity monetization transaction in which the individual’s economic interest and risk exposure in Company securities are changed.

Mandate, Structure and Composition of the Board of Directors

The Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

Board of Directors and Committee Charters

Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities.

The Board of Directors’ charter and the charter of each of the standing committees require that they be reviewed annually. As part of that process each standing committee undertakes a review of its mandate and tables any recommendations for changes with the Committee. The Committee reviews the submissions of the standing committees and also reviews the Board of Directors’ charter. The Committee then makes a recommendation to the Board of Directors based on the conclusion of the review. The Board of Directors takes the Committee’s recommendation into account in making such changes as it determines to be appropriate.

The Board of Directors and standing committee charters are attached as Appendix A to CGI’s Annual Information Form for the fiscal year ended September 30, 2024 (the “2024 Annual Information Form”), which is available on the Canadian Securities Administrators’ website at www.sedarplus.ca and on CGI’s website at www.cgi.com. A copy of the 2024 Annual Information Form will be provided to shareholders by CGI upon request. The charters of the Board of Directors and its standing committees are hereby incorporated by reference from Appendix A to the 2024 Annual Information Form.

The key responsibilities of each standing committee are summarized in the reports contained in this Management Proxy Circular and each standing committee is composed entirely of independent directors. The following table summarizes the current membership of each of the Company’s standing committees.

Committee	Membership

Audit and Risk Management Committee

Gilles Labbé (Chair) Stephen S. Poloz Alison C. Reed Kathy N. Waller Frank Witter

Corporate Governance Committee

Michael B. Pedersen (Chair) Sophie Brochu George A. Cope Jacynthe Côté(a) Mary G. Powell

Human Resources Committee

Sophie Brochu (Chair) George A. Cope Jacynthe Côté(a) Michael B. Pedersen Mary G. Powell

(a)	Ms. Côté joined the Board of Directors on January 31, 2024. Ms. Côté was appointed as a member of the Corporate Governance Committee and Human Resources Committee on January 31, 2024.

Role and Responsibilities of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer

The Board of Directors has delegated the day-to-day management of the business of the Company to CGI management in accordance with the Company’s Operations Management Framework that was adopted by the Board of Directors. The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions in the ordinary course of the Company’s business.

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The role of Founder and Executive Chairman of the Board allows Mr. Serge Godin to devote his time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering key relationships that lead to new business, including large managed IT services contracts and strategic mergers. The nature of the responsibilities of the Founder and Executive Chairman of the Board are such that he is a senior executive officer of the Company and is not an independent Chairman of the Board.

All operational and corporate functions, other than the office of the Founder and Executive Chairman of the Board, which reports to the Founder and Executive Chairman of the Board, report to the President and Chief Executive Officer who reports directly to the Board of Directors. The President and Chief Executive Officer, jointly with the CGI management team, develop the strategies and corporate objectives which are approved by the Board of Directors. Each year, the Human Resources Committee assesses the performance of executive officers in achieving the objectives and makes recommendations to the Board of Directors in relation to the grant and vesting of stock options, the award and vesting of PSUs and the payment of bonuses under the Profit Participation Plan to executive officers, including the Named Executive Officers.

Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer, in relation to the Company’s day-to-day operations and the attainment of its objectives. At each regularly scheduled Board meeting the Founder and Executive Chairman of the Board and the President and Chief Executive Officer report on their stewardship of the Company’s operations, and their performance relative to fixed objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of Shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

The charter of the Board of Directors, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors earlier in this document), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management and strictly in accordance with its obligations towards shareholders.

Mr. Cope, an independent member of the Board of Directors, was appointed as CGI’s Lead Director on February 2, 2022.

In fulfilling the responsibilities, the Lead Director provides input to the Founder and Executive Chairman of the Board in the preparation of the agendas of the meetings of the Board of Directors, sets the agenda for, and chairs the meetings of, the independent directors, and leads the annual self-evaluation process for the Board of Directors, including director peer review.

Together with the Founder and Executive Chairman of the Board, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Founder and Executive Chairman of the Board and acts as a sounding board with respect to strategies, accountability, relationships and other matters.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committees’ charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors earlier in this document).

The Chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee’s structure and mandate are appropriate and adequate to support the fulfilment of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee Chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The Chair presides over the committee’s meetings and works with the Founder and Executive Chairman of the Board, the Co-Chair of the Board, the Corporate Secretary and the Company’s relevant executive officers in setting the agendas for each meeting and has the authority to convene special meetings of the committee. The Chair of the Corporate Governance Committee also works with the Founder and Executive Chairman of the Board, the Corporate Secretary and the Company’s relevant executive officers in setting the calendars of the committees’ meetings. The committee Chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.

Special Committee of the Board of Directors

In February 2024, the Board of Directors established a special committee (the “Special Committee”) to consider the proposed purchase for cancellation by the Company of Class A Shares from Mr. Serge Godin, Founder and Executive

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Chairman of the Board, as well as a wholly-owned holding company (the “Related Party Transaction”). Although the Related Party Transaction was not subject to the requirements set forth under National Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, the Board of Directors concluded, in line with principles of good governance, that it was appropriate to establish the Special Committee to assess whether the Related Party Transaction was in the best interests of the Company. The Special Committee was made up of Mr. Michael B. Pedersen, Chair of the Special Committee, Mr. George A. Cope and Ms. Kathy N. Waller, all of whom are independent directors. The members of the Special Committee did not receive any additional compensation related to their work on the Special Committee.

In furtherance of its responsibilities, the Special Committee retained the services of Norton Rose Fulbright Canada LLP as independent legal advisors to the Special Committee to receive information with respect to the roles and responsibilities of the members of the Special Committee and the legal guidelines applicable to the Special Committee. The Special Committee also retained National Bank Financial Inc. as financial advisors in connection with the Related Party Transaction. After consultation with its external legal advisors and financial advisors, and the receipt of an opinion from its financial advisors regarding the reasonableness of the financial terms of the Related Party Transaction, the Special Committee unanimously determined that the purchase for cancellation of 1,674,930 Class A Shares from Mr. Serge Godin, including 1,266,366 Class A Shares resulting from the conversion of an equivalent number of Class B Shares, for a cash consideration of $250.0 million was in the best interests of the Company and recommended that the Board of Directors approve the transaction. A favourable decision was obtained from the Quebec securities regulator to exempt the Company from issuer bid requirements under applicable securities legislation and the Class A Shares purchased were considered within the annual aggregate limit that the Company is entitled to purchase under its NCIB (see the heading Normal Course Issuer Bid earlier in this document). The Special Committee was dissolved following the completion of its mandate.

Criteria for Tenure on CGI’s Board of Directors

Each year, the Committee reviews all of the Company’s corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company’s Management Proxy Circular, so that such practices, including those that govern the conditions for tenure on the Board of Directors, receive careful consideration in advance of the Company’s fiscal year end and the preparation of materials for the Annual General Meeting of Shareholders.

Independence

CGI’s corporate governance practices require that a majority of the members of the Board of Directors be independent, as per the requirements set forth in National Instrument 52-110 – Audit Committees. This means that they must be and remain free from any material ties to the Company, its management and its external auditor that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and otherwise in keeping with the definitions of independence applicable under the governance regulations, rules and guidelines of the relevant stock exchanges and securities regulators.

The Board of Directors has concluded that the position of Lead Director, which has existed since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The Lead Director holds meetings of the outside directors after each regular meeting of the Board of Directors, without management and related directors present.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with any of CGI’s significant shareholders that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under applicable regulations, rules and guidelines.

The independence of the Board of Directors and each standing committee is further enhanced by their ability to engage outside advisors as needed. In addition, individual directors may also retain the services of outside advisors with the authorization of the Chair of the Committee.

Shareholders of CGI, or any other person who has an interest in the Company, who wish to contact CGI’s non-management or independent directors may do so by e-mail sent to the Lead Director at lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

Expertise and Financial and Operational Literacy

CGI’s corporate governance practices require that all members of the Board of Directors be both financially and operationally literate. The financial literacy of individual directors who do not sit on the Audit and Risk Management Committee need not be as extensive as that of members who sit on such committee. Having operational literacy means that the director must have substantial experience in the execution of day-to-day business decisions and strategic business objectives acquired as a result of meaningful past experience, such as a Chief Executive Officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors’ experience and subject matter expertise are examined by the Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Self-Assessment and Peer Review). Expertise in the vertical markets in which the Company operates (financial services; government; health; communications and utilities; and manufacturing, retail and distribution), operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the

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composition of the Board of Directors, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board of Directors’ objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.

The members of the Board of Directors who serve on the Audit and Risk Management Committee must be operationally literate and be financially literate in accordance with applicable governance standards under applicable securities laws, regulations and stock exchange rules, and in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues such as those which could reasonably be expected to be raised by CGI’s financial statements.

The Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that the Chair, Mr. Gilles Labbé, and its members, Mr. Frank Witter and Mses. Alison C. Reed and Kathy N. Waller, have the necessary experience to qualify as financial experts under the NYSE corporate governance rules and the rules adopted by the SEC in accordance with the Sarbanes Oxley Act of 2002. Mr. Labbé is a Fellow of the Institute of Chartered Professional Accountants Canada (FCPA, FCA), Mr. Witter served as Chief Financial Officer of Volkswagen Group, Ms. Alison C. Reed is a Chartered Accountant (ACA) and served as Chief Financial Officer of Marks and Spencer plc, Standard Life Assurance Company and Standard Life plc, and Ms. Kathy N. Waller is a Certified Public Accountant (CPA, CGMA) and served as Executive Vice President, Chief Financial Officer and President, Enabling Services of The Coca-Cola Company.

Mr. Stephen S. Poloz, the remaining member of the Audit and Risk Management Committee, is financially literate in the sense that he has the knowledge and skills necessary to allow him to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues such as those which could reasonably be expected to be raised by CGI’s financial statements. Mr. Poloz acquired his financial literacy while serving as the Governor of the Bank of Canada and Chairman of the Bank of Canada’s board of directors, as well as while serving as Chair of the BIS Audit Committee and President and CEO of Export Development Canada, a major public sector financial intermediary providing various forms of insurance and lending to facilitate international business on behalf of Canadian companies.

The following table presents a skills matrix for each of the Company’s nominee directors:

	Operational Literacy				Financial Literacy			Governance and Human Resources
Director	Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Finance	Accounting	Risk
François Boulanger	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔
Sophie Brochu	✔		North America	Multiple vertical markets	✔	✔	✔	✔
George A. Cope	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔
Jacynthe Côté	✔		Global	Multiple vertical markets	✔	✔	✔	✔
Julie Godin	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔
Serge Godin	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔
Gilles Labbé	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔
Michael B. Pedersen	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔
Stephen S. Poloz	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔
Mary G. Powell	✔	✔	North America	Multiple vertical markets	✔	✔	✔	✔
Alison C. Reed	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔
George D. Schindler	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔
Kathy N. Waller	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔
Frank Witter	✔	✔	Global	Multiple vertical markets	✔	✔	✔	✔

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Attendance at Board, Standing Committee and Special Committee Meetings

The Committee monitors director attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of Shareholders. The overall attendance rate for the nominee directors of CGI for fiscal 2024 was 99% for the Board of Directors, 97% for the Audit and Risk Management Committee, 100% for the Corporate Governance Committee, 97% for the Human Resources Committee and 100% for the Special Committee. Detailed meeting and attendance information to regular meetings of the Board of Directors, its standing committees and its Special Committee is provided in the following table.

Board, Standing Committee and Special Committee Meetings and Attendance

Year ended September 30, 2024

	Board Meetings Attended		Committee Meetings Attended
			Audit	6 regular meetings
			Governance	3 regular meetings
			Human Resources	4 regular meetings
Director(a)		7 regular meetings	Special Committee	3 special meetings
Sophie Brochu	7 of 7	100%	Human Resources (Chair) Governance	4 of 4 3 of 3	100% 100%

George A. Cope	7 of 7	100%	Human Resources Governance Special Committee	4 of 4 3 of 3 3 of 3	100% 100% 100%

Jacynthe Côté(b)	7 of 7	100%	Human Resources Governance	3 of 3 2 of 2	100% 100%

Julie Godin (Co-Chair)	7 of 7	100%	N/A	–	–

Serge Godin (Executive Chair)	7 of 7	100%	N/A	–	–

André Imbeau(c)	5 of 5	100%	N/A	–	–

Gilles Labbé	7 of 7	100%	Audit (Chair)	6 of 6	100%

Michael B. Pedersen	7 of 7	100%	Human Resources Governance (Chair) Special Committee (Chair)	4 of 4 3 of 3 3 of 3	100% 100% 100%

Stephen S. Poloz	6 of 7	86%	Audit	5 of 6	83%

Mary G. Powell	7 of 7	100%	Human Resources Governance	4 of 4 4 of 4	100% 100%

Alison C. Reed	7 of 7	100%	Audit	6 of 6	100%

Michael E. Roach(d)	4 of 4	100%	N/A	–	–

George D. Schindler	7 of 7	100%	N/A	–	–

Kathy N. Waller	7 of 7	100%	Audit Special Committee	6 of 6 3 of 3	100% 100%

Frank Witter	7 of 7	100%	Audit	6 of 6	100%

(a)	Mr. Boulanger is not included in this table as he was not a director in fiscal 2024.
(b)	Ms. Côté joined the Board of Directors on January 31, 2024. Ms. Côté was appointed as member of the Corporate Governance Committee and Human Resources Committee on January 31, 2024.
(c)	Mr. Imbeau resigned as a member of the Board of Directors on May 28, 2024.
(d)	Mr. Roach resigned as a member of the Board of Directors on March 31, 2024.

Share Ownership Guideline for Directors

CGI’s directors are required to hold Class A Shares or DSUs having a value of $300,000 within five years of their election or appointment to the Board of Directors pursuant to the Company’s share ownership guideline for directors. All directors currently comply with the ownership guideline. The share ownership on the part of the Company’s outside directors as at December 2, 2024, and the date on which their holdings must meet the minimum level of share ownership are set out in the following table.

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Outside Directors’ Share Ownership(a)
Director(b)	Fiscal Year	Number of Class A Shares	Number of DSUs	Total number of Class A Shares and DSUs	Total “at risk” value of Class A Shares and DSUs(c)	Value of Class A Shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Sophie Brochu	2024	540	1,895	2,435	$385,412
	2023	0	208	208	$29,120	N/A	Complies with the ownership guideline
	Change	540	1,687	2,227	$356,292

George A. Cope	2024	21,540	10,039	31,579	$4,998,324		Complies with the ownership guideline
	2023	21,540	8,090	29,630	$4,148,200	N/A
	Change	0	1,949	1,949	$850,124

Jacynthe Côté(d)	2024	1,000	1,127	2,127	$336,662		Complies with the ownership guideline
	2023	0	0	0	$0	N/A
	Change	1,000	1,127	2,127	$336,662

Gilles Labbé	2024	7,246	38,205	45,451	$7,193,984		Complies with the ownership guideline
	2023	7,246	36,458	43,704	$6,118,560	N/A
	Change	0	1,747	1,747	$1,075,424

Michael B. Pedersen	2024	24,350	16,290	40,640	$6,432,499		Complies with the ownership guideline
	2023	24,350	14,543	38,893	$5,445,020	N/A
	Change	0	1,747	1,747	$987,479

Stephen S. Poloz	2024	0	4,852	4,852	$767,975		Complies with the ownership guideline
	2023	0	4,096	4,096	$573,440	N/A
	Change	0	756	756	$194,535

Mary G. Powell	2024	0	4,291	4,291	$679,179		Complies with the ownership guideline
	2023	0	3,261	3,261	$456,540	N/A
	Change	0	1,030	1,030	$222,639

Alison C. Reed	2024	3,000	0	3,000	$474,840		Complies with the ownership guideline
	2023	3,000	0	3,000	$420,000	N/A
	Change	0	0	0	$54,840

Kathy N. Waller	2024	0	8,511	8,511	$1,347,121		Complies with the ownership guideline
	2023	0	7,480	7,480	$1,047,200	N/A
	Change	0	1,031	1,031	$299,921

Frank Witter	2024	0	3,192	3,192	$505,230		Complies with the ownership guideline
	2023	0	2,291	2,291	$320,740	N/A
	Change	0	901	901	$184,490

(a)	Fiscal 2024 information is provided as at December 2, 2024, and fiscal 2023 information is provided as at December 4, 2023.
(b)	Mr. Roach resigned as a member of the Board of Directors on March 31, 2024.
(c)	Based on the closing prices of the Company’s Class A Shares on the TSX on December 2, 2024 ($158.28) and December 4, 2023 ($140.00), respectively.
(d)	Ms. Côté was appointed as member of the Corporate Governance Committee and Human Resources Committee on January 31, 2024.

Availability and Workload

The Board of Directors has endorsed the Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors’ self-assessment process and that arbitrary limits might not serve the interests of the Company.

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Some nominee directors are presently directors of other public companies, as shown in the table below:

Director	Public Company	Committee(s)

Sophie Brochu	CAE Inc. (TSX and NYSE) Compagnie de Saint-Gobain SA (Euronext Paris)	Member of the Governance Committee and of the Human Resources Committee Member of the Corporate Social Responsibility Committee

George A. Cope	Bank of Montreal (TSX, NYSE and NASDAQ)	Chair of the Board, Member of the Governance and Nominating Committee and of the Human Resources Committee

Jacynthe Côté	Royal Bank of Canada (TSX, NYSE and NASDAQ) Transcontinental Inc. (TSX)	Chair of the Board Lead Director and President of the Human Resources and Compensation Committee

Gilles Labbé	Héroux-Devtek Inc. (TSX)	Executive Chairman of the Board

Michael B. Pedersen	AtkinsRéalis (TSX)	Member of the Human Resources Committee and Chair of the Safety, Project Oversight and Technology Committee

Stephen S. Poloz	Enbridge Inc. (TSX and NYSE)	Chair of the Governance Committee and Member of the Safety and Reliability Committee

Mary G. Powell	Sunrun Inc. (NYSE)	–

Kathy N. Waller	Beyond Meat, Inc. (NASDAQ) Delta Air Lines, Inc. (NYSE)

Chair of the Audit Committee and Member of the Human Capital Management and Compensation Compensation Committee

Chair of the Audit Committee and Member of the Corporate Governance Committee and of the Personnel & Compensation Committee

Frank Witter	Deutsche Bank AG (Frankfurt Stock Exchange and NYSE) Traton SE (Frankfurt Stock Exchange and Stockholm Stock Exchange)	Chairman of the Audit Committee and Member of the Supervisory Board Chairman of the Audit Committee and Member of the Supervisory Board

The Board of Directors and the Committee have determined that none of the nominee directors’ commitments impair their capacity to serve the Company, the Board of Directors or any standing committee effectively.

Conflicts of Interest

A process is in place for directors to annually acknowledge CGI’s Code of Ethics and Business Conduct in the same way as all our officers and CGI Partners do. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Director Orientation and Continuing Education Program

New Director Orientation

Each new director participates in a formal orientation program. The program consists of a detailed presentation of the Company’s current three-year strategic plan, coupled with a series of meetings between the new director and each of the Founder and Executive Chairman of the Board, the Lead Director, the President and Chief Executive Officer, the Chair of any standing committee to which the director will be assigned, and other key senior executives of the Company. Depending on the director’s experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive CGI’s Director Reference Materials, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes detailed information in relation to the Company, its operations, financial condition and management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI’s key senior executive officers; materials related to the director’s duties and responsibilities, including a summary of the Company’s insurance coverage for directors and officers liability; and the Company’s process for reporting transactions in its securities carried out by its reporting insiders.

Continuing Education Program

In addition to the formal orientation program, the directors participate in a continuing education program which provides “in-depth” information on key issues relating to the Company’s business, including the material risks the Company faces and recent developments in the global information technology market. Detailed presentations are also made to the standing committees on technical subjects such as the application of key accounting principles in the preparation of the Company’s financial statements, corporate governance rules and practices, and trends in executive officers’ and directors’ compensation.

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Directors also receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to the Board of Directors.

All members of the Board of Directors are invited to attend CGI’s annual Leadership Conference, a key part of the Company’s strategic planning cycle and can participate in sessions of CGI’s Leadership Institute management professional development program, including CGI 101, an immersive learning program for CGI leaders conducted over five days, covering all aspects of the Company’s business.

2024 Continuing Education Presentations

The following table lists key presentations that were made available to directors of the Company in fiscal 2024 by CGI management:

Date	Presentation Topic	Attendance

November 2023	CGI’s Metro Model and Merger Sourcing Approach	Board of Directors

November 2023	U.S. Commercial and State Government	Board of Directors

April 2024	Corporate Governance Practices	Corporate Governance Committee

April 2024	Diversity, Equity and Inclusion	Human Resources Committee

April 2024	CGI Intelligent Solutions	Board of Directors

June 2024	Leadership Conference	Board of Directors

July 2024	Use of Cash	Board of Directors and Audit and Risk Management Committee

July 2024	Large Managed Services Project	Audit and Risk Management Committee

September 2024	Conditions for Successful Investments in Publicly Traded Companies	Board of Directors

September 2024	ESG Strategies, Objectives, Policies and Practices	Corporate Governance Committee

September 2024	Best Equilibrium Between CGI’s Three Stakeholders	Corporate Governance Committee

September 2024	Policy Framework	Audit and Risk Management Committee

September 2024	Business Solutions and Software Internally Developed Capitalization Policy	Audit and Risk Management Committee

Self-Assessment and Peer Review

The Lead Director, in concert with the Committee, coordinates an annual self-assessment of the effectiveness of the Board of Directors as a whole and of its standing committees, which includes a peer review of the independent directors. The Committee is also responsible for establishing the competencies, skills and qualities it seeks in new Board members and directors are assessed against the contribution they are expected to make by way of a questionnaire.

Once responses are received, the Lead Director compiles and analyses the results and discusses the self-assessments, including director peer reviews, with each director. Following one-on-one discussions with directors, the Lead Director reviews the overall results of the annual self-assessment process, with the Founder and Executive Chairman of the Board and the Co-Chair of the Board. The Committee then meets to review the results of the annual self-assessment process, including director peer reviews, and subsequently presents the final results to the Board of Directors for discussion.

The Board of Directors annually reviews the assessment of its performance and the recommendations provided by the Committee with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Committee’s recommendation not to adopt a formal retirement age or term limits for directors.

CGI’s success is due in large measure to the Company’s experience and expertise in the vertical markets in which it operates. The selection criteria for CGI’s Board of Directors, which are explained earlier in this document under the heading Expertise and Financial and Operational Literacy, recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise, and business and operational insight into each of the Company’s vertical markets. Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable expertise and insight that could not be easily replaced. The Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable talent.

As with the other aspects of CGI’s corporate governance practices, term limits and formal retirement age for directors are considered on a regular basis by the Board of Directors. In the event of a vote, the directors who would be affected if such

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limits were adopted withdraw from the meeting and abstain from voting on the matter. The Board of Directors believes that the effectiveness of this approach to board renewal is proven as 60% of the independent nominee directors were not directors five years ago.

Nomination Process for the Board of Directors and Executive Officers

Board of Directors

The shareholders are responsible for electing CGI’s directors. The responsibility for proposing candidates for election by the shareholders lies with the Board of Directors, which relies on the recommendations of the Committee.

Based on the results of the Board of Directors self-evaluation and director review process (see the heading Self-Assessment and Peer Review earlier in this document) and, from time to time, on its own assessment of the needs of the Company, the Committee may recommend that the composition of the Board of Directors or its standing committees be varied in order to continue to serve the best interests of the Company and to ensure an appropriate succession of directors. By way of example, when it is appropriate to do so, additional directors may be appointed to committees so that knowledge is transmitted to new members to facilitate a smooth transition as standing committee composition evolves.

When changes to the composition of the Board of Directors are required, potential candidates are identified either through referrals from directors or senior management, or with the assistance of third parties. The selection of nominees from among the potential candidates is based on the candidate’s expertise and knowledge in the vertical markets in which the Company operates and their operational and financial literacy based on the Board of Directors’ skills matrix (see the heading Expertise and Financial and Operational Literacy earlier in this document), taking into account criteria that promote diversity, including gender (with the objective of having a Board of Directors composed of at least 30% of women), ethnicity, age, race, disability, experience and geographical representation. The Committee, the Founder and Executive Chairman of the Board, the Co-Chair of the Board and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to interview the candidates and confirm their willingness to serve on the Board of Directors.

Once the selection of candidates is completed, the Committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled or if there is a need to increase the size of the Board of Directors, or be nominated for election at the next Annual General Meeting of Shareholders.

Six out of fourteen (or 43%) of CGI’s nominee directors are women. As previously mentioned (see the heading Corporate Governance and Diversity earlier in this document), the charters of the Board of Directors and of the Corporate Governance Committee include the Company’s objective of having a Board of Directors of which at least 30% are women. CGI is very proud to have exceeded this objective and we will continue to monitor our progress.

Succession Planning for Executive Officers

Succession planning is a priority of the Board of Directors as part of its responsibility to ensure that CGI has a robust pipeline of leaders at executive and management levels, including for the President and Chief Executive Officer position. As provided in its charter, the Board of Directors oversees the succession planning, including the appointment, training and monitoring, of senior management. The Human Resources Committee plays a key role in supporting the Board of Directors in its oversight of talent management and succession planning by reviewing annually the succession plan for the Chief Executive Officer and other executive roles. The Human Resources Committee also provides annually a report to the Board of Directors on succession planning, which identifies key talent and potential successors’ capabilities, the roles that they can assume in the future and the development programs required to prepare them for these roles.

The charter of the Human Resources Committee also provides that in identifying potential candidates for appointment as executive officers, the Human Resources Committee will consider the diversity of the executive team’s background, including in terms of gender, ethnicity, race, disability, age and experience. The Company has not set a specific target regarding the representation of women in executive officer positions, but rather aspires to achieve the same level of diversity representation at the leadership levels as the Company’s population as a whole. This is due to the limited size and the low turnover rate of its executive team. The Company mainly focuses its efforts on succession planning to ensure a pipeline of diverse and qualified candidates for future leadership roles. As at the date of this Management Proxy Circular, eight out of twenty-six (or 30.8%) of the Company’s current executive officers, were women. In addition, a total of 21 women occupy senior management positions, which represents approximately 19.6% of the Company’s total number of senior managers.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a consultative process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are in a position to contribute to the process in a meaningful way before the final business plan has taken shape.

In keeping with CGI’s three-year rolling strategic planning process, the strategic plan begins with the initiatives, directions and priorities identified at the business unit level by the Company’s management team that are shared at the Company’s

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annual Leadership Conference. The Company’s rolling three-year strategic plan was presented to the directors in July for review and discussion. The Company’s fiscal 2025 business plan and budget was presented to, and approved by, the Board of Directors in September. The rolling three-year planning process provides a meaningful opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board of Directors meeting agenda features a standing item that serves as a forum for continuing free-ranging discussion between the Board of Directors and management in relation to the Company’s strategic direction.

Guidelines on Timely Disclosure of Material Information

CGI has adopted Guidelines on Timely Disclosure of Material Information (the “Disclosure Guidelines”) whose purpose is to ensure that communications with the investment community, regulators, the media and the general public about the Company, particularly in respect of material information, are timely, accurate, broadly released in accordance with, and otherwise responsive to, all applicable legal and regulatory requirements.

Under the Disclosure Guidelines, the Board of Directors has the responsibility to oversee the Company’s compliance with its continuous and timely disclosure obligations. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. The Company also adopted the SPMF (which stands for Shareholder Partnership Management Framework, as defined under the heading CGI’s Shareholders earlier in this document), which structures the processes and how information flows between CGI and the investment community, including both buy-side (institutional investor) and sell-side (investment dealer) research analysts. CGI obtained an ISO 9001 certification for the application of the SPMF in the Company’s operations.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

Codes of Ethics

CGI’s Codes of Ethics are attached as Appendix A to CGI’s 2024 Annual Information Form which is available on the Canadian Securities Administrators’ website at www.sedarplus.ca and on CGI’s website at www.cgi.com. A copy of the 2024 Annual Information Form will be provided to shareholders by CGI upon request.

The Codes of Ethics are comprised of CGI’s Code of Ethics and Business Conduct, which applies to all CGI Partners, officers and directors (and which incorporates CGI’s Anti-Corruption Policy); CGI’s Executive Code of Conduct, which supplements the Code of Ethics and Business Conduct for certain officers; and CGI’s Third Party Code of Ethics.

The Board of Directors monitors compliance with the Codes of Ethics and is, under its charter, responsible for any waivers of their provisions granted to directors or officers. No such waivers have been granted to date. The Corporate Governance Committee is principally responsible for the annual review of the Codes of Ethics, overseeing compliance therewith, reviewing any request for a waiver from their application, and making recommendations on these matters to the Board of Directors.

Under the terms of the Code of Ethics and Business Conduct, all of CGI Partners are required to comply with its content and to assist with its application. In particular, the Code of Ethics and Business Conduct requires that incidents be reported to human resources, legal departments, management, CGI’s Ethics Hotline, CGI’s Ethics Inbox or alternatively to any officer of the Company, especially when mandated by the Code of Ethics.

Similarly, under the terms of the Third Party Code of Ethics, all of CGI’s business partners, including but not limited to, its primes, subcontractors, independent contractors, consultants, distributors, licensees, suppliers and other agents, must ensure that they understand and adhere to the Company’s commitment to integrity and high standards of business conduct.

The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of ethical incidents relating to, among others, accounting, internal accounting control or auditing matters, discrimination and harassment, corruption, bribery and data privacy, as well as any other potential breaches of the Codes of Ethics. In that regard, the Company adopted an Ethics Reporting Policy, which allows anyone who wishes to submit a report to do so via reporting hotline and secure website managed by a third party that ensures that reporters who wish to preserve their anonymity are able to do so with confidence, as allowable by law. The Audit and Risk Management Committee is primarily responsible for the review and oversight of these incident reports. A quarterly report is provided by management to the Audit and Risk Management Committee.

An integration program has been designed for new CGI Partners to become familiar with CGI’s policies, including CGI’s Ethics and Compliance policies, and their responsibilities as CGI Partners. In order to ensure that all CGI Partners are aware of the importance that the Company attaches to compliance with the Code of Ethics and Business Conduct, each new CGI Partner is informed of its content and the process for reporting ethical incidents, and is required to undertake in writing to comply with its provisions and to renew such undertaking on an annual basis. CGI’s Leadership Institute also provides new managers with an intensive curriculum of courses designed to allow them to become familiar with CGI’s methods of operation and its policies, including the Code of Ethics and Business Conduct and the process for reporting incidents. In addition, the Company provides an internet portal for all its CGI Partners to access the Company’s policies, including the Codes of Ethics and the process for reporting ethical incidents.

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These measures are in addition to quarterly reports prepared by the internal audit department for the Audit and Risk Management Committee, the internal controls review function and the legal department. These quarterly reports may include reports of breaches of the Codes of Ethics when such breaches are raised in internal audit mandates or in claims made against the Company.

In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the President and Chief Executive Officer, the Co-Chair of the Board and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

CGI Federal Inc., the Company’s operating subsidiary that provides services to the U.S. Federal government, has adopted separate policies and procedures to comply with specific requirements under U.S. Federal government procurement laws and regulations.

Report of the Audit and Risk Management Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 – Audit Committees adopted by the Canadian securities regulators as well as those of the NYSE and of the SEC.

The Committee is composed of Messrs. Gilles Labbé, Chair of the Committee, Stephen S. Poloz and Frank Witter, and Mses. Alison C. Reed and Kathy N. Waller. The Committee held six regular meetings during fiscal 2024. Mr. Labbé’s role and responsibilities as Chair of the Committee are described earlier in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors) and is available on the Canadian Securities Administrators’ website at www.sedarplus.ca and on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

●	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

●

identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management;

●	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

●	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

●	reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor;

●

recommending to the Board of Directors the appointment of the external auditor, asserting the external auditor’s independence, reviewing the terms of its engagement, conducting an annual auditor performance assessment, and pursuing ongoing discussions with it;

●	reviewing all related party transactions in accordance with the rules of IFRS Accounting Standards and applicable laws and regulations;

●	reviewing the audit procedures including the proposed scope of the external auditor examinations;

●	reviewing the Company’s data privacy policies, practices, risks and exposures, including any potential impact on the Company;

●	reviewing the Company’s security and cybersecurity policies, practices, risks and exposures, including any potential impact on the Company; and

●	performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors.

External Auditor

The Committee is required to assert the independence of CGI’s external auditor, addresses the applicable criteria with the external auditor and obtains yearly confirmations from it as to its independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditor, the Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditor, (b) the governance procedures to be followed prior to retaining services from the external auditor, and (c) the responsibilities of management and the Committee. The following is a summary of the material provisions of the policy.

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Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are audit and review of financial statements, prospectus work, the audit of pension plans, special audits on control procedures, tax planning services on mergers and acquisitions activities, due diligence relating to mergers and acquisitions, tax services related to transfer pricing, sales tax planning and returns, research and interpretation related to taxation, research relating to accounting issues, tax planning services, preparation of tax returns, and all other services that are not prohibited services. The prohibited services are: bookkeeping services, the design and implementation of financial information systems, appraisal or valuation services or fairness opinions, actuarial services, internal audit services, management functions, human resources functions, broker-dealer services, legal services, services based on contingency fees, and expert services.

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditor services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditor to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

●	The Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

●	Once pre-approved by the Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

●	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Committee; and

●	At each meeting of the Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Management and Committee Responsibilities

Management and the Committee are the Company’s two key participants for the purposes of the Company’s Auditor Independence Policy. The primary responsibilities of management are creating and maintaining a policy that follows applicable auditor independence standards, managing compliance with the policy, reporting to the Committee all mandates to be granted to the external auditor, and monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Committee are nominating the external auditor for appointment by the Company’s shareholders, approving fees for audit services, approving the Auditor Independence Policy and amendments thereto, monitoring management’s compliance with the policy, obtaining yearly confirmations of independence from the external auditor, monitoring audit partner rotation requirements, monitoring the twelve month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, reviewing the appropriateness of required audit fee disclosure, interpreting the Auditor Independence Policy, and approving all mandates of the auditor or pre-approving envelopes for specific services.

Under the Auditor Independence Policy, the Committee has the ultimate responsibility to assert the independence of CGI’s external auditor.

Annual External Auditor Assessment

The Committee performs an annual assessment process to assist in making its recommendation to the Board of Directors in relation to the appointment of the Company’s external auditors. For fiscal 2025, the process was initiated in November and was completed prior to the Committee’s recommendation relating to the appointment of the Company’s external auditors that was made in December 2024.

The annual external auditors’ assessment is based on the recommendations of Chartered Professional Accountants Canada in collaboration with the Canadian Public Accountability Board. The process is expected to provide an additional element of structure for the Committee in making its recommendation and to help in identifying areas for improvement for the external audit firm and the Company’s audit processes.

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Fees of the External Auditor

During the years ended September 30, 2024 and 2023, CGI’s external auditor invoiced the following fees for its services:

	Fees billed
Service retained	2024	2023

Audit fees	$8,314,936	$7,990,697

Audit related fees(a)	$687,897	$515,298

Tax fees(b)	$ 1,837,811	$714,545

All other fees (c)	$14,385	$23,325

Total fees billed	$10,855,029	$9,243,865

(a)

The audit related fees billed by the external auditor for the fiscal years ended September 30, 2024, and September 30, 2023, were primarily in relation to service organization control procedures audits and assistance.

(b)	The tax fees billed by the external auditor for the fiscal years ended September 30, 2024, and September 30, 2023, were in relation to tax compliance and advisory services.
(c)	The other fees billed by the external auditor for the fiscal year ended September 30, 2024 and September 30, 2023, were mainly in relation to a license to access a certain web-based platform.

Related Party Transactions

The Committee is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest. To the extent that it is necessary to do so, the Committee may retain outside advisors to assist it in reviewing related party transactions.

For more important transactions, the Board of Directors generally establishes a special committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board of Directors. Such committee may retain independent legal and financing advisors to assist in reviewing the transaction.

Whether it is the Committee or a special committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

A special committee was established in fiscal 2024 in connection with the Related Party Transaction described earlier in this document (see the headings Normal Course Issuer Bid and Special Committee of the Board of Directors earlier in this document).

Other Business to Be Transacted at the Annual General Meeting of Shareholders

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Additional Information

The Company will provide to any person, upon request to the Corporate Secretary, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.

Additional financial and other information relating to the Company is included in its 2024 Annual Audited and Quarterly Unaudited Consolidated Financial Statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on the Canadian Securities Administrators’ website at www.sedarplus.ca and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular, for a copy of the Company’s Notice of Intention in relation to its NCIB, or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com, or by contacting us by mail or phone:

Investor Relations

CGI Inc.

1350 René-Lévesque Boulevard West

20th Floor

Montréal, Quebec, Canada

H3G 1T4

Tel.: +1-514-841-3200

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	52

Shareholder Proposal

The Company received a shareholder proposal for inclusion in this Management Proxy Circular for which the text is reproduced in Appendix C hereto. The text of such proposal has not been modified, except that the proposal has been translated from its original version. Due to the national strike by the Canadian Union of Postal Workers, CGI asked MÉDAC not to present the shareholder proposal for a vote at the Meeting. CGI made this request to MÉDAC as Blanket Order 51-931, adopted by the Autorité des marchés financiers and securities commissions in other Canadian jurisdictions, which provides exemptions from certain requirements relating to the sending of proxy-related materials to shareholders, may not be applicable to a meeting at which a shareholder proposal is submitted to a vote. Given the logistical difficulty and significant costs associated with sending proxy-related materials via private courier companies, and the fact that CGI would potentially be unable to benefit from the exemption provided in Blanket Order 51-931 otherwise, MÉDAC has agreed not to present the shareholder proposal for a vote at the Meeting. Although the shareholder proposal will not be presented at the Meeting for a vote: (i) the shareholder proposal and the Board of Directors response are nevertheless reproduced in Appendix C hereto, and (ii) the Company has agreed to present and hold a vote on the shareholder proposal at its next annual meeting of its shareholders without the requirement of MÉDAC resubmitting the proposal and notwithstanding any regulatory delays to do so.

To propose any matter for a vote by the shareholders at an annual meeting of CGI, a shareholder must send a proposal to the Corporate Secretary at CGI’s office at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4, Attention: Corporate Secretary, at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CGI’s 2025 annual meeting must be received no later than September 3, 2025. CGI may omit any proposal from its Management Proxy Circular and annual meeting for a number of reasons under applicable regulation. Notwithstanding the foregoing, the shareholder proposal in Appendix C hereto shall be deemed to have been received and will be presented for a vote at CGI’s 2025 annual meeting.

Approval by the Directors

The Board of Directors has approved the content and the delivery of this Management Proxy Circular.

Serge Godin

Founder and Executive Chairman of the Board

53	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

Appendix A

Stock Options and Share-Based Awards Held by Named Executive Officers

The following tables show all outstanding stock options (referred to as option-based awards) and PSUs (referred to as share-based awards) held by the Named Executive Officers as at September 30, 2024.

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Serge Godin Founder and Executive Chairman of the Board				0	344,308	53,581,211
Total:				0	344,308	53,581,211

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
George D. Schindler(e)	289,721	63.23	September 26, 2026	26,767,323	301,724	47,204,437
President and	168,884	63.23	September 24, 2027	15,603,193
Chief Executive Officer	194,836	85.62	September 22, 2028	13,638,520
Total:				56,009,036	301,724	47,204,437

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Steve Perron	1,800	63.23	September 24, 2027	166,302	18,769	2,920,832
Executive Vice- President and Chief Financial Officer	4,770	85.62	September 22, 2028	333,900
Total:				500,202	18,769	2,920,832

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
François Boulanger(f)	97,127	63.23	September 26, 2026	8,973,564	82,933	12,906,033
President and Chief Operating Officer	53,725 59,260	63.23 85.62	September 24, 2027 September 22, 2028	4,963,653 4,148,200
Total:				18,085,417	82,933	12,906,033

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	54

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jean-Michel Baticle	58,500	48.16	September 22, 2025	6,286,410	60,479	9,411,742
President and Chief Operating Officer, and President, Western and Southern Europe	29,855	85.62	September 22, 2028	2,089,850
Total:				8,376,260	60,479	9,411,742

(a)

Shows stock options held as at September 30, 2024. Please refer to the headings Long Term Incentive Plan Awards in Fiscal 2024 and Performance Factors and Vesting Conditions earlier in this document for an explanation of stock options and performance factors.

(b)	Based on $155.62, the closing price of the Company’s Class A Shares on the TSX on September 30, 2024, the last trading day in fiscal 2024.
(c)

Shows PSUs held as at September 30, 2024, and which have not vested, as part of the Named Executive Officers’ target compensation for fiscal 2024 and for which performance-based vesting was only determined after September 30, 2024. Please refer to the headings Long Term Incentive Plan Awards in Fiscal 2024 and Performance Factors and Vesting Conditions earlier in this document for an explanation of PSU awards in fiscal 2024 and performance factors.

(d)

Shows the market value for the aggregate number of PSUs held as at September 30, 2024, and which had not vested, as indicated in footnote (c) above. For Messrs. Godin, Perron, Boulanger and Baticle, the market value was calculated based on $155.62, the closing price of the Company’s Class A Shares on the TSX on September 30, 2024, the last trading day in fiscal 2024. For Mr. George D. Schindler, the market value was calculated using the closing price of the Company’s Class A Shares on the NYSE on September 30, 2024, multiplied by the average foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023.

(e)

Mr. Schindler retired as President and Chief Executive Officer on September 30, 2024, and now acts as a Special Advisor to the Founder and Executive Chairman of the Board. He will continue to serve on the Board of Directors.

(f)	Mr. Boulanger was appointed President and Chief Executive Officer effective October 1, 2024.

55	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

Appendix B

Stock Options and Share-Based Awards Held by Directors

The following tables show all outstanding stock options (referred to as option-based awards) held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2024, as well as the in-the-money value of such stock options. For outside members of the Board of Directors, the following tables also show the market value of outstanding and vested DSUs (referred to as share-based awards) granted in respect of fiscal 2024 and previous fiscal years. For more information, please refer to the headings Stock Options Held by Directors and Deferred Stock Units Plan and Deferred Stock Units Granted to Directors earlier in this document. All DSUs are fully vested at the time of issuance.

The corresponding information for directors who are also Named Executive Officers may be found in Appendix A.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Sophie Brochu	0	N/A	N/A	0			294,992
Total:				0			294,992

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
George A. Cope	0	N/A	N/A	0			1,562,279
Total:				0			1,562,279

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Jacynthe Côté(d)	0	N/A	N/A	0			175,460
Total:				0			175,460

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Julie Godin	26,000	48.16	September 22, 2025	2,793,960	63,706		9,913,928
	50,639	63.23	September 26, 2026	4,678,537
	28,293	63.23	September 24, 2027	2,613,990
	29,056	85.62	September 22, 2028	2,033,920

Total:				12,120,407	63,706		9,913,928

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	56

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
André Imbeau(e)	16,603	63.23	September 26, 2026	1,533,951			0
	17,525	63.23	September 24, 2027	1,619,135
	14,916	85.62	September 22, 2028	1,044,120
	6,350	110.73	November 30, 2029	285,052
	11,023	97.84	December 6, 2030	636,909
	7,264	110.10	December 5, 2031	330,657
	11,940	110.10	December 5, 2031	543,509
Total:				5,993,333			0

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Gilles Labbé	1,214	47.36	January 21, 2025	131,428			5,945,590
	1,014	56.69	April 15, 2025	100,315
	1,129	50.94	July 22, 2025	118,184
	1,203	47.81	October 14, 2025	129,695
Total:				479,622			5,945,590

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Michael B. Pedersen	0	N/A	N/A	0			2,535,121
Total:				0			2,535,121

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Stephen S. Poloz	0	N/A	N/A	0			755,126
Total:				0			755,126

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Mary G. Powell	0	N/A	N/A	0			625,189
Total:				0			625,189

57	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Alison C. Reed	0	N/A	N/A	0			0
Total:				0			0

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Michael E. Roach(f)	0	N/A	N/A	0			0
Total:				0			0

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Kathy N. Waller	0	N/A	N/A	0			1,281,826
Total:				0			1,281,826

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Frank Witter	0	N/A	N/A	0			459,238
Total:				0			459,238

(a)	Shows stock options held as at September 30, 2024.
(b)	Based on $155.62, the closing price of the Company’s Class A Shares on the TSX on September 30, 2024, the last trading day in fiscal 2024.
(c)	Shows the aggregate payout value of DSUs granted in respect of fiscal 2024 and previous fiscal years.
(d)	Ms. Côté joined the Board of Directors on January 31, 2024. Ms. Côté was appointed as member of the Corporate Governance Committee and Human Resources Committee on January 31, 2024.
(e)	Mr. Imbeau resigned as a member of the Board of Directors on May 28, 2024.
(f)	Mr. Roach resigned as a member of the Board of Directors on March 31, 2024.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	58

Appendix C

Shareholder Proposal

In-person Annual Meetings

Proposal

Given the percentage of votes obtained in favor of this proposal at the last annual meeting (16.94%), it is once again proposed that the annual meetings of the Company be held in person, with virtual meetings being complementary and not replacing in-person meetings.

Arguments

Remember that CGI’s voting shares are divided into two classes: Class A subordinate shares, which are entitled to one vote each, and Class B shares, which are entitled to ten votes each. As at December 4, 2023, 43.80% and 56.20% of the aggregate voting rights were attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Since the Company’s management recommended voting against our shareholder proposal last year, it is reasonable to believe that all the votes cast in favor of our proposal came from Class A subordinate shares. It is therefore possible to estimate that nearly 40% of holders of subordinate shares supported our proposal. While we understand that the virtual component of annual meetings enables us to reach certain shareholders who are unable to attend in person, we believe that the hybrid format, with an in-person meeting, enables more direct exchanges with management and directors. At a time when in-person contact is becoming increasingly rare, and where direct communication is increasingly valuable, we feel that the suggested hybrid format is the most appropriate.

It should be noted that the [Canadian Securities Administrators] CSA has recently revised its guidelines to encourage issuers to hold their annual meetings both virtually and in person1, and that the Canadian Coalition for Good Governance2 advises against holding such meetings strictly virtually, as this format can limit the expression of the voice of shareholders. Also, one of the new criteria to be used to assess the good governance of organizations by The Globe and Mail, in its annual Board Games, will be to favor hybrid meetings, with no points awarded to companies that hold their meetings solely in person or solely virtually.

Board of Directors Response

The Board of Directors believes that a virtual only format continues to offer a more flexible, cost effective and accessible way for shareholders to engage with the Company, without requiring a hybrid option. While ensuring shareholders from around the world can participate, virtual meetings provide cost savings and a reduction in the overall carbon footprint associated with travel to physical meeting locations, ultimately increasing shareholder value.

As part of our commitment to ensuring shareholder accessibility, shareholders attending our virtual meetings are afforded the same rights and opportunities to vote and participate as they would have at an in-person or hybrid meeting. During the virtual meetings, shareholders can vote, propose motions, raise points of order, and meaningfully engage with other shareholders and with CGI’s management and directors through active participation in a real-time Q&A session (see headings Attending the Virtual Meeting and Submitting Questions in this Management Proxy Circular, and Rules of Conduct, which are made publicly available on CGI’s website). This format provides shareholders multiple ways to express their views and directly interact with our executive leadership and Board of Directors. As an example, the Company has provided shareholders who have submitted shareholder proposals with the opportunity to directly address the meeting.

In addition, CGI is dedicated to transparent engagement and open dialogue with all shareholders and investors beyond the annual meeting forum. The Company regularly assesses the degree of satisfaction of its shareholders on key corporate governance practices as part of our Shareholder Satisfaction Assessment Program (see heading Shareholder Satisfaction Assessment Program in this Management Proxy Circular).

1 https://www.securities-administrators.ca/news/canadian-securities-regulators-provide-updated-guidance-on-virtual-shareholder-meetings-2/

2 https://ccgg.ca/policies/

59	2024 MANAGEMENT PROXY CIRCULAR	© CGI Inc.

We believe that maintaining a virtual format is in the best interests of our shareholders and ultimately increases shareholder value. Requiring an in-person component for annual meetings would limit our ability to adapt to evolving communication preferences and the efficiencies of a virtual format, while introducing additional costs and environmental impact.

© CGI Inc.	2024 MANAGEMENT PROXY CIRCULAR	60

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